SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

P.E. 9-1-06

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of September 2006

Commission File Number 1-15028

China Unicom Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,
99 Queen's Road Central, Hong Kong
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ____

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ___.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): _X_.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____.)

EXHIBIT INDEX ON PAGE 2

EXHIBITS

Exhibit Number

P.4 1	Interim Report for the six months ended June 30, 2006, dated August 24, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: September 11, 2006

By: ____________________
Name: Chang Xiaobing
Title: Chairman and Chief Executive Officer

China unicom 中国联通

CHINA UNICOM LIMITED
Incorporated in Hong Kong with limited liability under the Companies Ordinance

[Connecting you freely]

Interim Report 2006

Stock Code: 0762





China Unicom Limited
75th Floor, The Center
99 Queen's Road Central, Hong Kong
Tel: (852) 2126 2018 Fax: (852) 2126 2016
Website: www.chinaunicom.com.hk

INSTRUCTION SLIP
指 示 回 條

From
由

To **China Unicom Limited**
c/o Hong Kong Registrars Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong.

致 **中國聯通股份有限公司**
由香港證券登記有限公司 轉交
香港皇后大道東183號
合和中心46樓

I/We would like to receive the Corporate Communications of the Company in the manner as indicated below:
本人／吾等欲按下列安排收取公司通信：

*(Please tick **ONLY ONE** box of this instruction slip) (請只於本指示回條的一個空格內填上「√」號)*

1. **Printed documents**
   印刷文件

   (a) ☐ in **ENGLISH** language version only
   僅收取**英文**版本

   (b) ☐ in **CHINESE** language version only
   僅收取**中文**版本

   (c) ☐ in **BOTH** English and Chinese language versions
   同時收取**中英文兩個**版本

2. **Electronic documents**
   電子文件
   (i.e. to rely on the Corporate Communications posted on the Company's website in lieu of the printed documents)
   (即以本公司於網站上刊發予股東的公司通信代替該公司通信的印刷本)

   Upon publication of the Corporate Communications, I/we would like to be notified by
   於公司刊發公司通信後，本人／吾等欲收取以下通知：

   (d) ☐ the **ELECTRONIC** notification posted on the website
   刊登於公司網站的**電子通知**

   (e) ☐ a **PRINTED** notification to be received by post
   寄發予本人的**印刷通知**

Please note that:
請注意：

(1) You are entitled to change your above selected choice at any time by reasonable notice in writing to the Company's Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
閣下有權隨時以書面通知，給予本公司之股份登記處合理時間更改上述選擇。本公司之股份登記處為香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

(2) Both the printed English and Chinese language versions of all Corporate Communications will be available free of charge from the Company or the Company's Registrar upon your request, or on the Company's website at www.chinaunicom.com.hk and the Stock Exchange's website at www.hkex.com.hk.
本公司或股份登記處將應要求免費提供公司通信的中英文兩個版本的印刷本， 閣下亦可於本公司網站www.chinaunicom.com.hk及香港聯合交易所網站www.hkex.com.hk獲得有關資料。

(3) If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction slip in order to be valid.
如 閣下的股份以聯名方式持有，則所有聯名持有人或名列本公司股東名冊的首名持有人須於本指示回條上簽署，方為有效。

Signature *(Note 3)*:
簽署 *(註3)*：

Date:
日期：

Contact Telephone Number:
聯絡電話：

CHANGE REQUEST FORM
更改指示回條

China unicom中国联通

From
由

To **China Unicom Limited**
c/o Hong Kong Registrars Limited
46th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong.

致 **中國聯通股份有限公司**
由香港證券登記有限公司 轉交
香港皇后大道東183號
合和中心46樓

Part I Request for Printed Version of Corporate Communication
第一部份 收取印刷版本的公司通信

☐ I/We would like to receive a printed version (containing both the English and Chinese language versions) of the 2006 Interim Report
本人／吾等欲收取2006年中期業績報告的印刷本(含中英文內容)

Part II Change the Option in Receiving Future Corporate Communications
第二部份 更改日後公司通信指示

I/We would like to receive future Corporate Communications of the Company in the manner as indicated below:
本人／吾等欲把收取日後公司通信的安排作下列更改：

*(Please tick **ONLY ONE** box among the following choices) (請只於下列選擇中的**一個**空格內填上「√」號)*

1. **Printed documents**
   印刷文件
   (a) ☐ in **ENGLISH** language version only
   僅收取**英文**版本
   (b) ☐ in **CHINESE** language version only
   僅收取**中文**版本
   (c) ☐ in **BOTH** English and Chinese language versions
   同時收取**中英文兩個**版本

2. **Electronic documents**
   電子文件
   (i.e. to rely on the Corporate Communications posted on the Company's website in lieu of the printed documents)
   (即以本公司於網站上刊發予股東的公司通信代替該公司通信的印刷本)
   Upon publication of the Corporate Communications, I/We would like to be notified by
   於公司刊發公司通信後，本人／吾等欲收取以下通知：
   (d) ☐ the **ELECTRONIC** notification posted on the website
   刊登於公司網站的**電子通知**
   (e) ☐ a **PRINTED** notification to be received by post
   寄發予本人的**印刷通知**

Please note that:
請注意：

(1) You are entitled to change your above selected choice at any time by reasonable notice in writing to the Company's Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.
閣下有權隨時以書面通知，給予本公司之股份登記處合理時間更改上述選擇。本公司之股份登記處為香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓。

(2) Both the printed English and Chinese language versions of all Corporate Communications will be available free of charge from the Company or the Company's Registrar upon your request, or on the Company's website at www.chinaunicom.com.hk and the Stock Exchange's website at www.hkex.com.hk.
本公司或股份登記處將應要求免費提供公司通信的中英文兩個版本的印刷本， 閣下亦可於本公司網站www.chinaunicom.com.hk及香港聯合交易所網站www.hkex.com.hk獲得有關資料。

(3) If your shares are held in joint names, all joint holders OR the joint holder whose name stands first on our Register of Members should sign on this instruction slip in order to be valid.
如 閣下的股份以聯名方式持有，則所有聯名持有人或名列本公司股東名冊的首名持有人須於本指示回條上簽署，方為有效。

Signature *(Note 3)*:
簽署 *(註3)*：

____

Date:
日期：

____

Contact Telephone Number:
聯絡電話：

____

China unicom中国联通

中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限責任公司)

敬啟者：

有關日後收取公司通信的指示

根據有關法例及法規以及中國聯通股份有限公司(「**本公司**」)章程細則所列明，本公司獲准讓股東及其他獲賦予權利的人士選擇以下列方式收取公司通訊：(a) 只收取中文版或英文版，或同時收取中、英文版之印刷本；或(b) 透過本公司之網站收取電子版本。

「**公司通訊**」指由本公司發出或將予發出以供　閣下參照或採取行動的任何文件，其中包括但不限於：(a) 董事會報告、發行人的年度賬目連同核數師報告以及(如適用)財務摘要報告；(b) 中期報告及(如適用)中期摘要報告；(c) 會議通告；(d) 上市文件；(e) 通函；及(f) 委派代表書。

為作出選擇，請填妥並寄回隨附之指示回條。請在適當的空格內加上「√」號及簽署後，使用隨附之回郵信封將回條交回本公司的股份登記處 - 香港證券登記有限公司(地址為香港灣仔皇后大道東183號合和中心46樓)。

如本公司於**二零零六年九月三十日**前未能收到　閣下的指示回條，則直至　閣下給予合理時間並以書面通知本公司之股份登記處之前，(a) 如　閣下的登記地址位於香港及本公司釐定股東名冊所記錄　閣下之姓名為中文姓名，則日後本公司將僅寄發所有公司通信的中文印刷本予　閣下；或(b) 如　閣下的登記地址位於海外或如　閣下為公司股東，或本公司釐訂股東名冊所記錄　閣下的姓名並非中文姓名，則日後本公司將僅寄發所有公司通信的英文印刷本予　閣下。

閣下有權隨時以書面通知，給予本公司之股份登記處合理時間，更改上述就收取公司通信的語言文本及方式之選擇。

最後，務須留意，本公司或股份登記處將應要求免費提供公司通信的中英文兩個版本的印刷本，閣下亦可於本公司網站www.chinaunicom.com.hk及香港聯合交易所網站www.hkex.com.hk獲得有關資料。

如　閣下對本函件有任何查詢，可致電本公司的熱線(852) 2126 2018。

此致

列位股東　台照

公司秘書
朱嘉儀

二零零六年九月八日

China unicom 中国联通

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

8 September 2006

Dear Shareholder,

Instruction in relation to future Corporate Communications

Pursuant to the relevant legislation and regulation and as stipulated in the Articles of Association of China Unicom Limited (the ***Company***), the Company is permitted to allow shareholders and other entitled persons to choose to receive Corporate Communications either: (a) in printed form, the English language version only, the Chinese language version only or both the English and the Chinese language versions; or (b) using electronic means through the Company's website.

"***Corporate Communication***" includes any document issued or to be issued by the Company for the information or action of you, including (but not limited to): (a) the directors' report, its annual accounts together with the auditors' report and, where applicable, its summary financial report; (b) the interim report and, where applicable, its summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; and (f) a proxy form.

To make your election, please complete the enclosed instruction slip by ticking the appropriate box and sign and return it to the Company's Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, using the enclosed postage pre-paid envelope.

If we do not receive your instruction slip by **30 September 2006** and until you inform us otherwise by reasonable notice in writing to the Company's Registrar, we will only send to you: (a) a printed Chinese version of all future Corporate Communications if your registered address is in Hong Kong and your name as recorded on our Register of Members is determined by us to be a Chinese name; or (b) a printed English version of all future Corporate Communications if your registered address is overseas, or if you are a corporate shareholder, or if your name as recorded on our Register of Members is determined by us to be not a Chinese name.

You have the right at any time by reasonable notice in writing to the Company's Registrar to change the choice of language and means of receipt of the Corporate Communications.

Finally, please note that both the printed English and Chinese language versions of all Corporate Communications will be available free of charge from the Company or the Company's Registrar upon your request, or on the Company's website at www.chinaunicom.com.hk and the Stock Exchange's website at www.hkex.com.hk.

If you have any queries relating to this letter, please call the Company's hotline at (852) 2126 2018.

Yours faithfully,
Chu Ka Yee
Company Secretary

China unicom 中国联通

中國聯通股份有限公司(股份編號：762)

(根據公司條例在香港註冊成立之有限責任公司)

敬啟者：

二零零六年中期業績報告

隨函欣然附上本公司之二零零六年中期業績報告(「**公司通訊**」)。此公司通信備有印刷版本(包括中英文內容)，並同時備有電子版本。公司通信的中、英文版可於本公司的網站www.chinaunicom.com.hk及香港聯交所網站www.hkex.com.hk上閱覽。

股東如已選擇依賴本公司網站提供之公司通信代替印刷本，但欲收取本公司通信的印刷本；或欲更改日後收取本公司通信的指示，請填妥隨附或於本公網站www.chinaunicom.com.hk下載之更改指示回條，並將**已簽署的指示回條正本**寄回本公司之股份登記 — 香港證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心46樓(收取印刷本之股東隨附已預付郵費信封)。

茲提醒　閣下有權隨時以書面通知，給予本公司之股份登記處合理時間更改收取公司通信的指示。

倘　閣下對於如何索取或如何在本公司網址上閱覽公司通信有任何疑問，請致電本公司熱線(852) 2126 2018。

此致

列位股東　台照

公司秘書
朱嘉儀

二零零六年九月八日

China unicom中国联通

CHINA UNICOM LIMITED (Stock code: 762)

(Incorporated in Hong Kong with limited liability under Companies Ordinance)

8 September 2006

Dear Shareholder,

2006 Interim Report

We are pleased to enclose our 2006 Interim Report (the "***Corporate Communication***"), which is a printed version containing both English and Chinese language versions, as well as electronic version available at the Company's website at www.chinaunicom.com.hk and the Stock Exchange's website at www.hkex.com.hk.

Those Shareholders who have chosen to rely on the Corporate Communication posted on the Company's website in lieu of the printed copy and would like to receive a printed copy, or those who would like to change their choice in receiving future Corporate Communications, please complete the enclosed Change Request Form, or the same downloaded from the Company's website, and send the **ORIGINAL SIGNED COPY** to the Company's Registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong. (For shareholders receiving the printed version of the Corporate Communication, a postage pre-paid envelope has been provided).

Please be reminded that you are entitled at any time by reasonable notice in writing to the Company's Registrar to change your choice in receiving future Corporate Communications.

If you have any queries about how to obtain copies of, or about how to access the Corporate Communication on the Company's website, please call the Company's hotline at (852) 2126 2018.

Yours faithfully,
Chu Ka Yee
Company Secretary

Contents



In the first half of 2006, the Company continued to focus on the transformation of its business model. By driving harder to expand the market, optimizing the use of capital expenditure and striving to improve overall profitability, as well as strengthening internal controls and taking a proactive approach to international cooperation, the Company ensured solid operating and financial performance.

For the first six months of 2006, the Company achieved steady revenue growth. Total revenue reached RMB46.77 billion, an increase of 8.2% over the same period last year. Revenue from services grew by 6.9% to RMB44.74 billion. Of the service revenue, the GSM business accounted for RMB29.36 billion, the CDMA business, for RMB13.74 billion and long distance, data and Internet businesses, for RMB1.64 billion.

Profit before income tax reached RMB4.07 billion in the first six months of 2006, an increase of 19.9% over the same period last year. Profit before income tax from the GSM business was RMB3.75 billion and from the CDMA business was RMB0.29 billion. The Company's profit for the period grew by 20.2% over the same period last year, to RMB2.80 billion. Earnings per share was RMB0.223. There was a further increase in EBITDA[1], to RMB15.49 billion, while the EBITDA margin was 33.1%, up 0.7 percentage point over the same period last year. Free cash flow[2] was RMB9.97 billion.

To ensure effective development, the Company focused on quantity and quality, as well as expansion and maintenance of its customer base. The number of GSM subscribers continued to grow in the first half of 2006 and the CDMA business has been profitable. The long distance, data and Internet businesses increased profitability in the first half of 2006. As at 30 June 2006, the Company had a total of 135.087 million cellular subscribers, a net increase of 7.293 million subscribers in the first half of the year. Revenue from GSM business grew by 14.5% over the same period last year, while the EBITDA margin for long distance, data and Internet businesses increased 13.1 percentage points over the same period last year.

The Company's value-added services also achieved robust growth for the first half of 2006. Much of this growth resulted from an increased emphasis on market differentiation, based on a restructured product mix and additional business promotions. For value-added services, key focus areas were cross-industry collaboration with major corporations such as Time Warner and enhanced controls over the operations and co-operation management of value-added business. Revenue from wireless value-added services increased by 49.0% in the first half of 2006, compared with the same period last year. The proportion of revenues generated from wireless value-added services accounted for 18.6% of cellular service revenue in the first half of 2006.

Note 1: EBITDA represents profit for the period before interest income, finance costs, other gains-net, income tax expenses, depreciation and amortization, and minority interest.

Note 2: Free cash flow represents net cash generated from operating activities minus capital expenditure.

Comprehensive brand marketing strategies were an important priority. The Company gave its corporate logo a face-lift in March, with red as the key colour tone. Four customer brands - "Worldwind" "U-Power" "Ruyi Tong" and "Unicom Horizon" - were developed under the China Unicom umbrella, as were such business and service brands as "uni", "Unicom Commerce" and "Unicom 10010". Further integration of products, tariffs, distribution channels and handsets management, based on brand mix, has been carried out, which enhanced the Company's overall marketing capabilities. In addition, a service system focusing on different customer groups was implemented to streamline service procedures and improve service quality.

Overall management standards were raised, with the regulation of operating activities through strengthening internal controls and the further implementation of processes level controls and risk assessment measures. Greater emphasis was placed on certain key activities, including stringent planning for investment and project construction management. Budget management objectives have been achieved and financial reporting procedures have been further improved. A number of market-oriented changes to the Company's organizational structure have had a positive impact on driving operating efficiency.

International cooperation continues to play a vital strategic role. The Company entered into a Strategic Alliance Framework Agreement with SK Telecom ("SKT") of Korea in June and issued convertible bonds in an aggregated principal amount of US$1 billion to SKT in July. This alliance covers cooperation in six fields - CDMA handsets, value-added services, marketing, value-added business platforms, IT infrastructure and networks. In August, the Macau SAR granted the Company's wholly-owned subsidiary a business licence based on the CDMA2000 1X technology so as to provide mobile telecommunications businesses in the territory.

In the second half of this year, the Company will continue to implement its rational, practical and active development strategies and effectively promote its businesses. The Company will put equal focus on expanding customer base and maintaining existing users of its GSM business, with a systematic approach for customer maintenance and retention, to achieve reasonable growth in revenue and profitability. Further attention will be paid to handset supply and channel development and control, to accelerate business expansion of its CDMA business, with the objective of ensuring continuing profit improvement. Efforts will also be made to accelerate the upgrading of GPRS in major cities nationwide and to develop industry applications of CDMA 1X. The Company will restructure the product mix of its long distance, data and Internet businesses and promote value-added services for data and long distance businesses, to generate higher revenues and raise efficiency. Branding strategies will be further introduced to strengthen our sales and marketing activities. More attention will be paid on the continuous implementation of internal controls and enhancement of management standards.

Finally, on behalf of the Board, I would like to convey my grateful thanks to our shareholders and to the wider community for their generous support. I would also like to express heartfelt gratitude to all staff for their hard work and commitment.



Chang Xiaobing

Chairman and Chief Executive Officer

Hong Kong, 24 August 2006

In the first half of 2006, the Company actively pursued the transformation of business strategies, strengthened the market-oriented approach, reinforced the establishment of internal control and effectively accelerated our business development, helping the Company to achieve a steady and healthy growth.

I. Financial Overview

In the first half of 2006, operating revenue of the Company sustained a stable upward growth, and reached RMB46.77 billion, representing an increase of 8.2% from the same period last year. Service revenue was RMB44.74 billion, representing an increase of 6.9% from the same period last year. Among these businesses, GSM Cellular Business accounted for the service revenue of RMB29.36 billion; CDMA Cellular Business achieved a service revenue of RMB13.74 billion. Service revenue from long distance, data and Internet businesses was RMB1.64 billion.

In the first half of 2006, total costs and expenses of the Company was RMB42.7 billion, representing an increase of 7.2% from the same period last year, which is lower than the growth rate of service revenue.

In the first half of the year, profit before income tax was RMB4.07 billion, representing an increase of 19.9% as compared to same period last year. Among the total, profit before income tax for GSM Business was RMB3.75 billion; that for CDMA Business was RMB0.29 billion; and that for long distance, data and Internet business was RMB0.14 billion. Profit for the period of the Company in the first half of the year was RMB2.80 billion, representing an increase of 20.2% from the same period last year. Earnings per share for the first half of the year was RMB0.223.

In the first half of 2006, EBITDA was RMB15.49 billion, representing an increase of 10.7% from the same period last year. EBITDA margin was 33.1%, increased by 0.7 percentage points when compared to the same period last year. EBITDA margin of GSM Cellular Business was 45.0%. In the first half of the year, capital expenditures totaled RMB8.66 billion, and free cash flow further increased to RMB9.97 billion.

As at 30 June 2006, liabilities-to-assets ratio reduced from 46.5% as of 31 December 2005 to 44.9%, while debt-to-capitalization ratio reduced from 31.2% as of 31 December 2005 to 25.1%. The capital structure of the Company has improved.

II. Business Overview

1. Cellular Business

As of 30 June 2006, the total number of cellular subscribers reached 135.087 million, a net increase of 7.293 million in the first half of 2006. The market share of total subscribers in the service area of the Company maintained at 32.1%.

As of 30 June 2006, the total number of GSM subscribers was 100.552 million, with a net addition of 5.480 million in the first half of 2006. The average minutes of usage (MOU) per subscriber per month for GSM business were 230.7 minutes, representing an increase of 35.7 minutes from 195.0 minutes in the first half of last year. The average revenue per user (ARPU) was RMB50.0, representing an increase of RMB0.9 from RMB49.1 in the first half of last year. The GSM monthly average churn rate was 2.68% in the first half of this year.

As of 30 June 2006, the total number of CDMA subscribers was 34.534 million, with a net addition of 1.812 million in the first half of 2006. The average MOU per subscriber per month for CDMA business were 272.8 minutes, representing a decrease of 8.0 minutes from 280.8 minutes in the first half of last year. The APRU was RMB68.1, representing a decrease of RMB10.0 from RMB78.1 in the first half of last year. The CDMA monthly average churn rate was 1.49% in the first half of this year.

2. Wireless Value-added Business

SMS service continued to grow rapidly. In the first half of 2006, total SMS messages reached 35.72 billion, representing an increase of 41.1% over the same period last year. Of which, GSM SMS volume reached 27.38 billion, representing an increase of 50.5% over the same period last year. CDMA SMS volume was 8.34 billion messages, representing an increase of 17.1% over the same period last year.

"Cool Ringtone" service grew rapidly. As of 30 June 2006, total "Cool Ringtone" subscribers reached 31.977 million, with a net addition of 10.028 million in the first half of 2006. Of which, GSM "Cool Ringtone" subscriber reached 25.105 million and CDMA "Cool Ringtone" subscribers reached 6.872 million.

CDMA 1X wireless data service maintained steady growth. As of 30 June 2006, the subscribers of CDMA 1X wireless data service reached 17.868 million, its share of total CDMA subscribers increased to 51.7% from 46.0% at the end of 2005.

During the first half of 2006, total revenue of wireless value-added services amounted to RMB 8.0 billion, representing an increase of 49.0% compared with the same period last year, accounting for 18.6% of cellular service revenue.

3. Long Distance, Data and Internet Businesses

In the first half of 2006, the Company enhanced business structure of long distance, data and Internet businesses, implemented profit-oriented marketing practice, and terminated certain non-profitable services to boost return on investment.

In the first half of 2006, outgoing domestic and international long distance calls totalled 12.07 billion minutes, representing a decrease of 6.8% compared with the same period last year. Of which, PSTN outgoing long distance calls amounted to 5.34 billion minutes, representing a decrease of 3.6% compared with the same period last year whereas IP outgoing calls reached 6.73 billion minutes, representing a decrease of 9.1% compared with the same period last year. Incoming calls from international destinations, together with Hong Kong, Macau and Taiwan, amounted to 1.24 billion minutes, representing a decrease of 7.5% compared with the same period last year.

As of 30 June 2006, total bandwidth leased out under the leased line business was 53,000 x 2Mbps, and total bandwidth leased out under Asynchronous Transfer Mode ("ATM") and Frame Relay ("FR") businesses amounted to 7,739 x 2Mbps. The terminals of "Uni-Video" broadband video-telephony service reached 430,000. The Internet broadband subscribers reached 1.354 million.

Unaudited Condensed Consolidated Interim Balance Sheet

As of 30 June 2006
(All amounts in Renminbi ("RMB") thousands)

	Note	**Unaudited 30 June 2006**	Audited 31 December 2005
ASSETS			
Non-current assets			
Property, plant and equipment	5	**113,803,021**	116,056,432
Goodwill		**3,143,983**	3,143,983
Other assets	6	**6,597,635**	7,818,583
Deferred income tax assets	7	**636,415**	335,234
		124,181,054	127,354,232
Current assets			
Inventories	8	**2,194,842**	2,107,812
Accounts receivable, net	9	**4,139,876**	4,548,429
Prepayments and other current assets	10	**2,088,095**	2,342,467
Amounts due from Domestic Carriers	21.2	**219,295**	138,485
Amounts due from related parties	21.1	**134,352**	384,531
Short-term bank deposits		**519,714**	282,457
Cash and cash equivalents		**7,753,491**	5,471,576
		17,049,665	15,275,757
Total assets		**141,230,719**	142,629,989
EQUITY			
Capital and reserves attributable to the Company's shareholders			
Share capital	11	**1,334,846**	1,333,621
Share premium	11	**52,667,127**	52,601,014
Reserves		**2,886,602**	2,827,331
Retained profits			
- Proposed 2005 final dividend	18	**—**	1,383,169
- Other		**20,937,631**	18,139,210
		77,826,206	76,284,345
Minority interest		**4,285**	2,734
Total equity		**77,830,491**	76,287,079

(All amounts in RMB thousands)

	Note	**Unaudited 30 June 2006**	Audited 31 December 2005
LIABILITIES			
Non-current liabilities			
Long-term bank loans	12	**6,033,540**	11,981,518
Obligations under finance leases		**26,113**	145,367
Deferred income tax liabilities	7	**5,231**	5,613
Deferred revenue		**2,890,026**	3,348,232
		8,954,910	15,480,730
Current liabilities			
Payables and accrued liabilities	13	**22,982,809**	18,526,628
Taxes payable	7	**1,317,971**	1,016,128
Amounts due to Domestic Carriers	21.2	**969,478**	822,006
Amounts due to Unicom Group	21.1	**8,074**	38,094
Amounts due to related parties	21.1	**192,307**	116,621
Short-term bonds	14	**9,974,750**	9,865,900
Short-term bank loans	15	**2,235,000**	7,024,358
Current portion of long-term bank loans	12	**7,483,270**	5,145,190
Current portion of obligations under finance leases		**281,739**	420,631
Advances from customers		**8,275,301**	7,886,624
Dividends payable	18	**724,619**	—
		54,445,318	50,862,180
Total liabilities		**63,400,228**	66,342,910
Total equity and liabilities		**141,230,719**	142,629,989
Net current liabilities		**(37,395,653)**	(35,586,423)
Total assets less current liabilities		**86,785,401**	91,767,809

The notes on pages 14 to 41 form an integral part of this unaudited condensed consolidated interim financial information.

For the six months ended 30 June 2006
(All amounts in RMB thousands, except per share data)

	Note	Unaudited Six months ended 30 June **2006**	2005
Revenue (Turnover)			
GSM Business	4, 16, 21	**29,360,695**	25,636,097
CDMA Business	4, 16, 21	**13,737,126**	13,775,908
Data and Internet Business	4, 16, 21	**1,145,514**	1,599,517
Long Distance Business	4, 16, 21	**500,648**	845,684
Total service revenue		**44,743,983**	41,857,206
Sales of telecommunications products	4, 16, 21	**2,030,036**	1,386,717
Total revenue	4, 16, 21	**46,774,019**	43,243,923
Leased lines and network capacities	17, 21	**(4,401,149)**	(4,424,469)
Interconnection charges	21	**(4,571,458)**	(4,098,765)
Depreciation and amortization	17	**(11,056,494)**	(9,972,014)
Personnel	17	**(3,319,867)**	(2,620,761)
Selling and marketing	17, 21	**(10,160,552)**	(10,590,298)
General, administrative and other expenses	17, 21	**(6,424,511)**	(5,704,501)
Cost of telecommunications products sold	17, 21	**(2,406,466)**	(1,805,895)
Finance costs	17,21	**(425,527)**	(688,590)
Interest income	21	**53,533**	40,089
Other gains – net		**4,272**	12,017
Profit before income tax		**4,065,800**	3,390,736
Income tax expenses	7	**(1,264,851)**	(1,061,696)
Profit for the period		**2,800,949**	2,329,040
Attributable to:			
Shareholders of the Company		**2,799,398**	2,329,040
Minority interest		**1,551**	—
		2,800,949	2,329,040
Basic earnings per share (RMB)	20	**0.223**	0.185
Diluted earnings per share (RMB)	20	**0.222**	0.184

The notes on pages 14 to 41 form an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

For the six months ended 30 June 2006
(All amounts in RMB thousands)

	Unaudited								
	Attributable to equity holders of the Company								
	Share capital	Share premium	Employee share-based compensation reserve	Revaluation reserve	Statutory reserve	Retained profits	Total	Minority interest	Total equity
Balance at 1 January 2005	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	72,449,666	—	72,449,666
Profit for the period	—	—	—	—	—	2,329,040	2,329,040	—	2,329,040
Employee share option scheme:									
- Value of employee services (Note 17)	—	—	74,564	—	—	—	74,564	—	74,564
- Recognition of share issued on exercise of options (Notes 11 & 19)	657	28,939	—	—	—	—	29,596	—	29,596
Dividends related to 2004 (Note 18)	—	—	—	—	—	(1,256,924)	(1,256,924)	—	(1,256,924)
Balance at 30 June 2005	1,333,144	52,575,233	185,228	176,853	1,971,778	17,383,706	73,625,942	—	73,625,942
Balance at 1 January 2006	1,333,621	52,601,014	215,361	176,853	2,435,117	19,522,379	76,284,345	2,734	76,287,079
Profit for the period	—	—	—	—	—	2,799,398	2,799,398	1,551	2,800,949
Employee share option scheme:									
- Value of employee services (Note 17)	—	—	68,396	—	—	—	68,396	—	68,396
- Recognition of share issued on exercise of options (Notes 11 & 19)	1,225	66,113	(9,125)	—	—	—	58,213	—	58,213
Dividends related to 2005 (Note 18)	—	—	—	—	—	(1,384,146)	(1,384,146)	—	(1,384,146)
Balance at 30 June 2006	1,334,846	52,667,127	274,632	176,853	2,435,117	20,937,631	77,826,206	4,285	77,830,491

The notes on pages 14 to 41 form an integral part of this unaudited condensed consolidated interim financial information.

Unaudited Condensed Consolidated Interim Cash Flow Statement

For the six months ended 30 June 2006
(All amounts in RMB thousands)

	Unaudited	
	Six months ended 30 June	
	2006	2005
Net cash generated from operating activities	**18,631,302**	4,984,997
Net cash used in investing activities	**(7,418,638)**	(8,514,598)
Net cash used in financing activities	**(8,930,749)**	(4,664,322)
Net increase in cash and cash equivalents	**2,281,915**	1,806,077
Cash and cash equivalents, beginning of period	**5,471,576**	4,629,553
Cash and cash equivalents, end of period	**7,753,491**	6,435,630
Analysis of the balances of cash and cash equivalents:		
Cash balances	**4,848**	7,182
Bank balances	**7,748,643**	6,428,448
	7,753,491	6,435,630

The notes on pages 14 to 41 form an integral part of this unaudited condensed consolidated interim financial information.

(All amounts in RMB thousands unless otherwise stated)

1. ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom Limited (the "Company") was incorporated as a limited liability company in the Hong Kong Special Administrative Region ("Hong Kong"), the People's Republic of China (the "PRC") on 8 February 2000. The principal activities of the Company are investment holding and the Company's subsidiaries are engaged in the provision of GSM and CDMA cellular, long distance, data and Internet services in the PRC. The GSM and CDMA businesses are hereinafter collectively referred to as the "Cellular Business". The Company and its subsidiaries are hereinafter referred to as the "Group". The address of its registered office is 75th Floor, The Center, 99 Queen's Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The immediate holding company of the Company is China Unicom (BVI) Limited ("Unicom BVI"). The majority of the equity interests in Unicom BVI is owned by China United Telecommunications Corporation Limited (a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in China United Telecommunications Corporation Limited is owned by China United Telecommunications Corporation (a state owned enterprise established in the PRC, hereinafter referred as "Unicom Group"). The directors of the Company consider Unicom Group to be the ultimate holding company.

2. BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2006 has been prepared in accordance with Hong Kong Accounting Standards ("HKAS") 34 "Interim Financial Reporting". The unaudited condensed consolidated interim financial information for the six months ended 30 June 2006 and 2005 have not been audited by the auditors, and the financial statements for the year ended 31 December 2005 are extracted from the audited financial statements as contained in the 2005 Annual Report. The accounting policies adopted in the preparation of the condensed consolidated interim financial information are consistent with those used in preparing the annual financial statements for the year ended 31 December 2005. The condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2005. The Group's policies on financial risk management, including the management of credit risk, liquidity risk, cash flow and fair value interest rate risk and foreign exchange risk, are set out in the 2005 Annual Report.

As at 30 June 2006, the current liabilities of the Group had exceeded the current assets by approximately RMB37.40 billion (31 December 2005: RMB35.59 billion). This was mainly attributable to the use of short-term bonds to repay long-term bank loans. Taking into account of available financing facilities and continuous net cash inflows from operating activities, the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2006 has been prepared under the going concern basis.

(All amounts in RMB thousands unless otherwise stated)

3. ACCOUNTING POLICIES

The accounting policies adopted in the preparation of this unaudited condensed consolidated interim financial information are consistent with those used in the preparation of the annual financial statements for the year ended 31 December 2005.

The following new standards, amendments to standards and interpretations are mandatory for the financial year ending 31 December 2006:

- Amendment to HKAS 19, Amendment "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
- Amendment to HKAS 39, Amendment "The fair value option", effective for annual periods beginning on or after 1 January 2006. The Group has already complied with the amended criteria for the designation of financial instruments at fair value through profit and loss;
- Amendment to HKAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
- Amendment to HKAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
- Amendment to HKAS 39 and HKFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1 January 2006. This amendment is not relevant for the Group;
- HKFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1 January 2006. This standard is not relevant for the Group;
- HKFRS-Int 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1 January 2006. This interpretation did not have material impact on the amount of the expenses already recognised by the Group;
- HKFRS-Int 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1 January 2006. This interpretation is not expected to have a material impact on the Group's results of operations and financial position;

3. ACCOUNTING POLICIES (continued)

- HK(IFRIC)-Int 6, "*Liabilities arising from participating in a specific market – waste electrical and electronic equipment*", effective for annual periods beginning on or after 1 December 2005. This interpretation is not relevant for the group.

4. SEGMENT INFORMATION

The Group comprises four business segments based on the various types of telecommunications services provided to customers in the PRC. The major business segments operated by the Group are classified as below:

- GSM Business — the provision of GSM telephone and related services;
- CDMA Business — the provision of CDMA telephone and related services, through a leasing arrangement for CDMA network capacities from Unicom New Horizon Mobile Telecommunications Company Limited ("Unicom New Horizon");
- Data and Internet Business — the provision of Internet, domestic and international data and other related services; and
- Long Distance Business — the provision of domestic and international long distance and other related services.

The Group's primary measure of segment results is based on segment profit or loss before taxation. Unallocated costs primarily represent corporate expenses and income tax expenses whilst unallocated income represents interest income that cannot be identifiable to different operating segments.

(All amounts in RMB thousands unless otherwise stated)

4. SEGMENT INFORMATION (continued)

4.1 Business Segments

	Unaudited Six months ended 30 June 2006						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Revenue (Turnover)							
Usage fee	16,992,109	7,576,717	858,069	49,416	—		25,476,311
Monthly fee	3,748,042	2,592,903	—	—	—		6,340,945
Interconnection revenue	2,268,184	797,133	41,240	201,991	—		3,308,548
Leased lines rental	—	—	234,852	247,389	—		482,241
Value-added services revenue	5,485,477	2,518,453	—	—	—		8,003,930
Other revenue	866,883	251,920	11,353	1,852	—		1,132,008
Total services revenue	29,360,695	13,737,126	1,145,514	500,648	—		44,743,983
Sales of telecommunications products	4,096	2,018,926	7,002	12	—		2,030,036
Total revenue from external customers	29,364,791	15,756,052	1,152,516	500,660	—		46,774,019
Intersegment revenue	—	—	1,507,975	759,628	—	(2,267,603)	—
Total revenue	29,364,791	15,756,052	2,660,491	1,260,288	—	(2,267,603)	46,774,019
Leased lines and network capacities	(113,194)	(4,106,360)	(146,495)	(35,100)	—		(4,401,149)
Interconnection charges	(4,459,072)	(1,712,973)	(235,635)	(431,381)	—	2,267,603	(4,571,458)
Depreciation and amortization	(9,185,954)	(331,709)	(1,166,743)	(371,799)	(289)		(11,056,494)
Personnel	(2,122,820)	(726,756)	(244,300)	(138,336)	(87,655)		(3,319,867)
Selling and marketing	(4,788,429)	(4,905,287)	(348,196)	(118,604)	(36)		(10,160,552)
General, administrative and other expenses	(4,564,071)	(1,364,944)	(378,778)	(104,752)	(11,966)		(6,424,511)
Cost of telecommunications products sold	(95,453)	(2,293,807)	(17,114)	(92)	—		(2,406,466)
Finance costs	(327,878)	(22,882)	(15,604)	(30,102)	(175,603)	146,542	(425,527)
Interest income	33,860	2,372	3,885	483	159,475	(146,542)	53,533
Other gains (loss) - net	7,732	989	(454)	(4,010)	15		4,272
Segment profit (loss) before income tax	3,749,512	294,695	111,057	26,595	(116,059)		4,065,800
Income tax expenses							(1,264,851)
Profit for the period							2,800,949
Attributable to:							
Shareholders of the Company							2,799,398
Minority interest							1,551
							2,800,949
Other information:							
Provision for doubtful debts	497,209	267,856	61,468	21,499	—		848,032
Capital expenditures for segment assets (a)	4,252,313	—	1,393,184	673,913	2,342,710		8,662,120

	Unaudited As at 30 June 2006						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Total segment assets	104,668,530	4,923,846	8,520,463	16,867,124	56,412,551	(50,161,795)	141,230,719
Total segment liabilities	44,704,928	6,050,417	2,924,030	3,981,349	5,739,504		63,400,228

(All amounts in RMB thousands unless otherwise stated)

4. SEGMENT INFORMATION (continued)

4.1 Business Segments (continued)

	Unaudited Six months ended 30 June 2005						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Revenue (Turnover)							
Usage fee	16,245,846	8,592,933	1,356,607	350,493	—		26,545,879
Monthly fee	3,395,816	2,492,193	—	—	—		5,888,009
Interconnection revenue	1,579,674	649,846	56,200	252,081	—		2,537,801
Leased lines rental	—	—	181,418	242,401	—		423,819
Value-added services revenue	3,555,350	1,815,824	—	—	—		5,371,174
Other revenue	859,411	225,112	5,292	709	—		1,090,524
Total services revenue	25,636,097	13,775,908	1,599,517	845,684	—		41,857,206
Sales of telecommunications products	1,234	1,377,783	6,579	1,121	—		1,386,717
Total revenue from external customers	25,637,331	15,153,691	1,606,096	846,805	—		43,243,923
Intersegment revenue	—	—	1,233,782	631,642	—	(1,865,424)	—
Total revenue	25,637,331	15,153,691	2,839,878	1,478,447	—	(1,865,424)	43,243,923
Leased lines and network capacities	(147,110)	(4,023,891)	(217,407)	(36,061)	—		(4,424,469)
Interconnection charges	(3,443,806)	(1,658,688)	(332,825)	(528,870)	—	1,865,424	(4,098,765)
Depreciation and amortization	(8,492,612)	(281,616)	(916,333)	(280,637)	(816)		(9,972,014)
Personnel	(1,565,916)	(586,438)	(229,967)	(147,971)	(90,469)		(2,620,761)
Selling and marketing	(3,630,471)	(6,051,806)	(723,562)	(184,459)	—		(10,590,298)
General, administrative and other expenses	(3,854,436)	(1,262,160)	(436,181)	(135,794)	(15,930)		(5,704,501)
Cost of telecommunications products sold	(38,170)	(1,751,871)	(15,665)	(189)	—		(1,805,895)
Finance costs	(623,665)	(23,788)	(5,107)	(31,420)	(96,560)	91,950	(688,590)
Interest income	27,182	2,118	922	1,844	99,973	(91,950)	40,089
Other gains (loss) - net	13,586	2,328	(355)	(107)	(3,435)		12,017
Segment profit (loss) before income tax	3,881,913	(482,121)	(36,602)	134,783	(107,237)		3,390,736
Income tax expenses							(1,061,696)
Profit for the period							2,329,040
Attributable to:							
Shareholders of the Company							2,329,040
Minority interest							—
							2,329,040
Other information:							
Provision for doubtful debts	446,070	260,970	78,031	25,637	—		810,708
Capital expenditures for segment assets (a)	2,975,127	—	913,547	733,291	2,461,316		7,083,281

	Audited As at 31 December 2005						
	GSM Business	CDMA Business	Data and Internet Business	Long Distance Business	Unallocated amounts	Elimination	Total
Total segment assets	107,723,037	4,087,906	7,518,912	17,794,349	55,667,580	(50,161,795)	142,629,989
Total segment liabilities	45,706,440	5,620,722	2,519,018	4,973,134	7,523,596		66,342,910

(a) Capital expenditures classified under "Unallocated amounts" represent capital expenditures on common facilities, which benefit all business segments.

(All amounts in RMB thousands unless otherwise stated)

4. SEGMENT INFORMATION (continued)

4.2 Geographical Segments

The customers of the Group's services are mainly in mainland China. There is no other geographical segment with segment revenue from external customers equal to or greater than 10% of total revenue.

In addition, although the Group has its corporate headquarter in Hong Kong, a substantial portion of the Group's non-current assets (including property, plant and equipment and other assets) are situated in mainland China, as the Group's principal activities are conducted in mainland China. For the six months ended 30 June 2006 and 2005, substantially all capital expenditures were incurred to acquire assets located in mainland China. Less than 10% of the Group's assets and operations are located outside mainland China. Accordingly, no geographical segment information is presented.

5. PROPERTY, PLANT AND EQUIPMENT

	Unaudited Six months ended 30 June						
	2006						2005
	Buildings	Telecommunications equipment	Office furniture, fixtures and others	Leasehold improvements	Construction-in-progress	Total	Total
Cost or valuation:							
Beginning of period	17,809,350	144,752,704	8,370,669	1,120,171	18,826,688	190,879,582	173,835,655
Additions	207,105	21,161	209,580	190,024	8,034,250	8,662,120	7,414,377
Transfer from CIP	1,919,236	12,552,025	607,652	—	(15,078,913)	—	—
Disposals	(502)	(1,199,180)	(97,862)	(134,884)	—	(1,432,428)	(96,413)
End of period	19,935,189	156,126,710	9,090,039	1,175,311	11,782,025	198,109,274	181,153,619
Representing:							
At cost	17,564,416	156,126,710	9,090,039	1,175,311	11,782,025	195,738,501	178,782,846
At valuation	2,370,773	—	—	—	—	2,370,773	2,370,773
	19,935,189	156,126,710	9,090,039	1,175,311	11,782,025	198,109,274	181,153,619
Accumulated depreciation and impairment:							
Beginning of period	3,621,527	66,942,910	3,502,469	741,937	14,307	74,823,150	55,343,535
Charge for the period	290,056	9,699,885	736,203	111,313	—	10,837,457	9,742,948
Disposals	(176)	(1,133,759)	(85,535)	(134,884)	—	(1,354,354)	(66,080)
End of period	3,911,407	75,509,036	4,153,137	718,366	14,307	84,306,253	65,020,403
Net book value:							
End of period	16,023,782	80,617,674	4,936,902	456,945	11,767,718	113,803,021	116,133,216
Beginning of period	14,187,823	77,809,794	4,868,200	378,234	18,812,381	116,056,432	118,492,120

For the six months ended 30 June 2006, interest expense of approximately RMB224 million (for the six months ended 30 June 2005: RMB332 million) was capitalized to construction-in-progress.

(All amounts in RMB thousands unless otherwise stated)

5. PROPERTY, PLANT AND EQUIPMENT (continued)

Buildings of the Group were valued at 31 March 2000 by an independent property valuation firm in Hong Kong, using the replacement cost or open market value approach, as appropriate. The resulting revaluation surplus amounted to RMB177 million. The additional depreciation attributable to the revaluation surplus amounted to approximately RMB4.40 million for the six months ended 30 June 2006 (for the six months ended 30 June 2005: RMB4.40 million). As of 30 June 2006, the carrying value of buildings would have been approximately RMB15,901 million (31 December 2005: RMB14,061 million) had they been stated at historical cost less accumulated depreciation. The directors considered the fair values of these buildings were not materially different from their carrying values as of 30 June 2006.

Telecommunications equipment held under finance leases represents wireless public phone equipment. As at 30 June 2006, net book value of wireless public phone equipment under finance leases amounted to approximately RMB249 million (31 December 2005: RMB354 million).

For the six months ended 30 June 2006, the Group recognised losses on disposal of property, plant and equipment amounting to approximately RMB63.78 million (for the six months ended 30 June 2005: gains of RMB1.44 million).

6. OTHER ASSETS

	Note	**Unaudited 30 June 2006**	Audited 31 December 2005
Direct incremental costs	(a)	**2,811,995**	3,191,853
Customer acquisition costs of contractual CDMA subscribers	(b)	**1,522,835**	2,416,224
Purchased software	(c)	**333,024**	276,803
Prepaid rental and leased line		**859,846**	858,661
Long-term prepayment for lease of land		**807,646**	696,913
Others	(c)	**262,289**	378,129
		6,597,635	7,818,583

(a) For the six months ended 30 June 2006, amortization of direct incremental costs for activating GSM and CDMA subscribers amounted to RMB884 million (for the six months ended 30 June 2005: RMB741 million), which had been included in selling and marketing expenses (Note 17).

(b) For the six months ended 30 June 2006, amortization of the deferred customer acquisition costs of contractual CDMA subscribers amounted to approximately RMB2,391 million (for six months ended 30 June 2005: RMB3,124 million) (Note 17), which was recorded in "selling and marketing" expenses. As at 30 June 2006, the carrying amount of unamortized customer acquisition costs of contractual CDMA subscribers totalled approximately RMB1,904 million (31 December 2005: RMB2,944 million), with approximately RMB1,523 million (31 December 2005: RMB2,416 million) recorded in "other assets" (for contracts expiring over 1 year) and approximately RMB381 million (31 December 2005: RMB528 million) recorded in "prepayment and other current assets" (for contracts expiring within 1 year) (Note 10).

(c) For the six months ended 30 June 2006, the amortization of purchased software and others of other assets amounted to approximately RMB219 million (for the six months ended 30 June 2005: RMB229 million), which had been included in depreciation and amortization (Note 17).

(All amounts in RMB thousands unless otherwise stated)

7. TAXATION

Provision for taxation represents:

	Unaudited	
	Six months ended 30 June	
	2006	2005
Current income tax	**1,566,414**	1,365,355
Deferred taxation	**(301,563)**	(303,659)
	1,264,851	1,061,696

(a) The Company did not have any assessable income sourced from Hong Kong for the six months ended 30 June 2006 and 2005.

(b) China Unicom International Limited ("Unicom International", a subsidiary of the Company) assesses its income tax liability in Hong Kong using the tax rate of 17.5%. The income tax liability of Unicom International amounted to approximately RMB3.16 million for the six months ended 30 June 2006 (for the six months ended 30 June 2005: RMB0.33 million).

(c) China Unicom (Macau) Company Limited ("Unicom Macau", a subsidiary of the Company) assesses its income tax liability in Macau, using progressive tax rates from 3% to 12%. There is no Macau income tax liability of Unicom Macau for the six months ended 30 June 2006 and 2005 as there were no assessable profits for both periods.

(d) For the six months ended 30 June 2005, the income tax liabilities of China Unicom Corporation Limited ("CUCL") and Unicom New World Telecommunications Corporation Limited ("Unicom New World") resulting from their branches all over mainland China were centrally assessed in accordance with Foreign Investment Enterprises taxation requirements on a consolidated basis as two single entities in Beijing as approved by the relevant tax authority.

As the legal entity of Unicom New World was dissolved and the operation of Unicom New World was combined with CUCL in September 2005, the relevant income tax liabilities for the six months ended 30 June 2006 were centrally assessed on a consolidated basis as a single entity in Beijing as approved by the relevant tax authority.

(e) For the six months ended 30 June 2006, Unicom Huasheng Telecommunications Technology Company Limited ("Unicom Huasheng", a subsidiary of CUCL) and its branches are subject to tax at the standard enterprise income tax rate of 33% in mainland China. The income tax liabilities of Unicom Huasheng and its branches were assessed separately by relevant local tax authorities.

(All amounts in RMB thousands unless otherwise stated)

7. TAXATION (continued)

(f) Various provincial/municipal branches of CUCL were granted the preferential treatment by relevant tax authorities to assess their enterprise income tax at rates of 30%, 15% or 10% in mainland China for the six months ended 30 June 2006 and 2005. The remaining provincial branches were assessed at the standard tax rate of 33%.

Reconciliation between applicable statutory tax rates and effective tax rate:

	Unaudited	
	Six months ended 30 June	
	2006	2005
PRC statutory tax rate of 33%	**33.0%**	33.0%
Non-deductible expenses	**1.9%**	1.5%
Non-taxable income		
– Connection fee	**(1.1%)**	(1.3%)
– Interest income	**(0.1%)**	(0.1%)
Impact of PRC preferential tax rates	**(2.6%)**	(1.8%)
Effective tax rate	**31.1%**	31.3%

The movement on the net deferred income tax assets/liabilities is as follows:

	Unaudited	
	Six months ended 30 June	
	2006	2005
The net deferred income tax assets after offsetting:		
– Beginning of the period	**335,234**	468,774
– Deferred tax credited to the income statement	**301,181**	305,824
– End of period	**636,415**	774,598
The deferred income tax liabilities that cannot be offset:		
– Beginning of the period	**(5,613)**	(3,262)
– Deferred tax credited (charged) to the income statement	**382**	(2,165)
– End of period	**(5,231)**	(5,427)

(All amounts in RMB thousands unless otherwise stated)

8. INVENTORIES

	Unaudited 30 June 2006	Audited 31 December 2005
Handsets	**1,287,169**	1,121,288
Telephone cards	**584,218**	592,490
Others	**323,455**	394,034
	2,194,842	2,107,812

9. ACCOUNTS RECEIVABLE, NET

	Unaudited 30 June 2006	Audited 31 December 2005
Accounts receivable for GSM services	**3,343,704**	4,021,887
Accounts receivable for CDMA services	**2,386,539**	2,648,504
Accounts receivable for Data and Internet services	**453,419**	522,579
Accounts receivable for Long Distance services	**381,959**	444,010
Sub-total	**6,565,621**	7,636,980
Less: Provision for doubtful debts for GSM services	**(1,388,847)**	(1,821,057)
Provision for doubtful debts for CDMA services	**(766,106)**	(954,185)
Provision for doubtful debts for Data and Internet services	**(201,463)**	(229,598)
Provision for doubtful debts for Long Distance services	**(69,329)**	(83,711)
	4,139,876	4,548,429

The aging analysis of accounts receivable is as follows:

	Unaudited 30 June 2006	Audited 31 December 2005
Within credit period	**2,779,959**	2,884,068
Within three months and over credit period	**1,085,788**	1,062,895
Three months to one year	**1,568,241**	1,636,529
More than one year	**1,131,633**	2,053,488
	6,565,621	7,636,980

The normal credit period granted by the Group is on average 30 days from the date of invoice.

There is no concentration of credit risk with respect to individual customers' receivables, as the Group has a large number of customers.

(All amounts in RMB thousands unless otherwise stated)

9. ACCOUNTS RECEIVABLE, NET (continued)

Provision for doubtful debts is analyzed as follows:

	Unaudited	
	Six months ended 30 June	
	2006	2005
Balance, beginning of period	**3,088,551**	3,933,507
Provision for the period	**848,032**	810,708
Written-off during the period	**(1,510,838)**	(1,506,970)
Balance, end of period	**2,425,745**	3,237,245

10. PREPAYMENTS AND OTHER CURRENT ASSETS

	Unaudited 30 June 2006	Audited 31 December 2005
Prepaid rental	**310,828**	322,243
Deposits and prepayments	**914,637**	973,698
Advances to employees	**236,527**	163,838
Customer acquisition costs of contractual CDMA subscribers (Note 6(b))	**380,751**	527,577
Others	**245,352**	355,111
	2,088,095	2,342,467

The aging analysis of prepayments and other current assets is as follows:

	Unaudited 30 June 2006	Audited 31 December 2005
Within one year	**2,036,359**	2,249,097
More than one year	**51,736**	93,370
	2,088,095	2,342,467

11. SHARE CAPITAL

	Unaudited 30 June 2006 HK$'000	Audited 31 December 2005 HK$'000
Authorized:		
30,000,000,000 ordinary shares of HK$0.1 each	**3,000,000**	3,000,000

	Number of shares ('000)	Ordinary shares, par value of HK$0.1 each (HK$'000)	Share Capital (RMB'000)	Share premium (RMB'000)	Total (RMB'000)
At 1 January 2005	12,563,492	1,256,349	1,332,487	52,546,294	53,878,781
Employee share option scheme					
– Recognition of shares issued on exercise of options (Note 19)	6,191	619	657	28,939	29,596
At 30 June 2005	12,569,683	1,256,968	1,333,144	52,575,233	53,908,377
At 1 January 2006	**12,574,265**	**1,257,426**	**1,333,621**	**52,601,014**	**53,934,635**
Employee share option scheme					
– Recognition of shares issued on exercise of options (Note 19)	**11,840**	**1,184**	**1,225**	**66,113**	**67,338**
At 30 June 2006	**12,586,105**	**1,258,610**	**1,334,846**	**52,667,127**	**54,001,973**

The total authorized number of ordinary shares is 30 billion shares (31 December 2005: 30 billion shares) with a par value of HK$0.1 per share (31 December 2005: HK$0.1 per share). All issued shares are fully paid.

(All amounts in RMB thousands unless otherwise stated)

12. LONG-TERM BANK LOANS

	Interest rates and final maturity	**Unaudited 30 June 2006**	Audited 31 December 2005
RMB denominated bank loans	Fixed interest rate ranging from 3.60% to 5.58% (for six months ended 30 June 2005: 3.60% to 5.58%) per annum with maturity through 2010 (31 December 2005: maturity through 2010) (a)		
– secured		**300,000**	755,000
– unsecured		**3,622,090**	6,687,468
		3,922,090	7,442,468
USD denominated bank loans	Floating interest rate of USD LIBOR plus interest margin of 0.28% to 0.44% (for six months ended 30 June 2005: 0.28% to 0.44%) per annum with maturity through 2010 (31 December 2005: maturity through 2010) (b)	**9,594,720**	9,684,240
Sub-total		**13,516,810**	17,126,708
Less: Current portion		**(7,483,270)**	(5,145,190)
		6,033,540	11,981,518

The repayment schedule of the long-term bank loans is as follows:

	Unaudited 30 June 2006	Audited 31 December 2005
Balances due:		
– not later than one year	**7,483,270**	5,145,190
– later than one year and not later than two years	**1,430,440**	9,639,408
– later than two years and not later than five years	**4,603,100**	2,342,110
	13,516,810	17,126,708
Less: Portion classified as current liabilities	**(7,483,270)**	(5,145,190)
	6,033,540	11,981,518

(All amounts in RMB thousands unless otherwise stated)

12. LONG-TERM BANK LOANS (continued)

(a) As at 30 June 2006, approximately RMB300 million (31 December 2005: RMB755 million) of long-term bank loans were secured by the future service fee revenue to be generated by the cellular operations of the relevant branches who borrowed these long-term bank loans.

(b) On 26 September 2003, the Company signed an agreement with 13 financial institutions for a long-term syndicated loan of USD0.7 billion. This facility was split into 3 tranches (i) USD0.2 billion 3-year loan; (ii) USD0.3 billion 5-year loan; and (iii) USD0.2 billion 7-year loan and carried an interest rate of 0.28%, 0.35% and 0.44% over US dollar LIBOR per annum for each tranche respectively. In October 2003, the Company and CUCL entered into an agreement to re-lend such funds to CUCL with similar terms to finance the network construction of CUCL.

In addition, on 25 February 2004, CUCL signed an agreement with various financial institutions for a long-term syndicated loan of USD0.5 billion to finance its working capital and network construction expenditures. This facility is repayable in 3 years and carries an interest rate of 0.40% over US dollar LIBOR per annum.

13. PAYABLES AND ACCRUED LIABILITIES

	Note	**Unaudited 30 June 2006**	Audited 31 December 2005
Payables to contractors and equipment suppliers		**13,305,811**	11,156,462
Accrued expenses		**2,615,318**	1,835,353
Payables to telecommunications products suppliers		**1,095,454**	1,372,853
Customer deposits		**1,673,338**	1,456,601
Maintenance expense payable		**1,138,567**	542,540
Salary and welfare payables		**849,518**	464,372
Amounts due to Services Providers/Content Providers		**963,188**	716,180
Provision for subscriber points expenses		**546,535**	337,414
Others	(a)	**795,080**	644,853
		22,982,809	18,526,628

(a) Others included miscellaneous accruals for housing fund and other government surcharges.

The aging analysis of payables and accrued liabilities is as follows:

	Unaudited 30 June 2006	Audited 31 December 2005
Less than six months	**13,931,254**	11,260,366
Six months to one year	**5,076,180**	4,766,400
More than one year	**3,975,375**	2,499,862
	22,982,809	18,526,628

(All amounts in RMB thousands unless otherwise stated)

14. SHORT-TERM BONDS

On 19 July 2005, CUCL completed an offering of short-term bonds, consisting of two tranches, in the PRC interbank debenture market. The first tranche of the bonds was issued in an aggregate amount of RMB9.0 billion with a maturity period of 365 days. The second tranche of the bonds was issued in an aggregate amount of RMB1.0 billion with a maturity period of 180 days, which was settled in January 2006. In addition, CUCL completed another offering of short-term bonds in March 2006 of RMB1.0 billion with a maturity period of 365 days. The effective interest rate of these short-term bonds as of 30 June 2006 was 3.04% per annum.

15. SHORT-TERM BANK LOANS

Interest rates on RMB denominated short-term bank loans ranged from 4.50% to 5.27% per annum during the six months ended 30 June 2006 (for the six months ended 30 June 2005: 4.54% to 5.02%).

As at 30 June 2006, approximately RMB1.0 billion (31 December 2005: RMB1.0 billion) of short-term loans were borrowed from an investment company in the PRC and guaranteed by a commercial bank in the PRC to finance the Group's working capital. The Company paid approximately RMB2 million to the commercial bank for this guarantee arrangement. The loan will be repayable in one year and carries an interest rate of 4.30% per annum.

16. REVENUE (TURNOVER)

Revenue primarily comprises usage fees, monthly fees, interconnection revenue, rental income from leased lines, value-added services revenue, and sales of telecommunications products earned by the Group. Tariffs for these services are subject to regulations by various government authorities, including the State Development and Reform Commission, the Ministry of Information Industry ("MII") and the provincial price regulatory authorities.

Revenue is presented net of business tax and government surcharges. Relevant business tax and government surcharges amounted to RMB1,161 million for the six months ended 30 June 2006 (for the six months ended 30 June 2005: RMB 1,081 million).

(All amounts in RMB thousands unless otherwise stated)

17. EXPENSES BY NATURE

The following expenses are analyzed by nature:

	Note	Unaudited Six months ended 30 June 2006	2005
Depreciation:			
– Assets held under finance leases		**117,941**	73,507
– Other fixed assets		**10,719,516**	9,669,441
Total depreciation	5	**10,837,457**	9,742,948
Amortization of other assets	6(c)	**219,037**	229,066
		11,056,494	9,972,014
Amortization of direct incremental costs for activating cellular subscribers	6(a)	**883,795**	740,789
Amortization of customer acquisition costs of contractual CDMA subscribers	6(b)	**2,391,425**	3,123,647
Provision for doubtful debts:			
– GSM Business		**497,209**	446,070
– CDMA Business		**267,856**	260,970
– Data and Internet Business		**61,468**	78,031
– Long Distance Business		**21,499**	25,637
Total provision for doubtful debts	9	**848,032**	810,708
(Reversal of write-down)/Write-down of inventories to net realizable value		**(19,082)**	50,758
Cost of inventories		**2,406,466**	1,805,895
Operating lease expense:			
– Leased lines		**335,021**	461,878
– CDMA network capacities		**4,066,128**	3,962,591
– Lease of land		**16,492**	22,703
– Other lease expense		**737,710**	587,249
Total operating lease expense		**5,155,351**	5,034,421
Other expenses:			
– Repair and maintenance		**1,506,562**	1,296,642
– Traveling, entertainment and meetings		**575,128**	563,941
– Power and water charges		**1,214,789**	964,928
– Office expenses		**331,631**	391,393

(All amounts in RMB thousands unless otherwise stated)

17. EXPENSES BY NATURE (continued)

	Unaudited	
	Six months ended 30 June	
	2006	2005
Personnel:		
– Salaries and wages	**2,570,302**	2,019,470
– Contributions to defined contribution pension schemes	**173,906**	163,663
– Contributions to supplementary defined contribution pension schemes	**78,498**	27,081
– Monetary housing benefits	**32,066**	10,663
– Contributions to other housing fund	**168,095**	118,251
– Other housing benefit	**228,604**	207,069
– Share-based compensation (Note 19)	**68,396**	74,564
Total personnel	**3,319,867**	2,620,761
Finance costs:		
– Interest expense	**475,986**	669,633
– Exchange (gain)/loss, net	**(71,428)**	2,990
– Bank charges	**20,969**	15,967
Total finance costs	**425,527**	688,590

18. DIVIDENDS

At the annual general meeting held on 12 May 2006, the shareholders of the Company approved the payment of a final dividend of RMB0.11 per ordinary share for the year ended 31 December 2005, totaling approximately RMB1,384,146,000 (for the year ended 31 December 2004: approximately RMB1,256,924,000), which has been reflected as an appropriation of retained profit for the six months ended 30 June 2006. As of 30 June 2006, such dividends have been paid by the Company, except for dividends payable of RMB725 million due to Unicom BVI. The Company has fully settled the dividend payable to Unicom BVI subsequent to 30 June 2006.

(All amounts in RMB thousands unless otherwise stated)

19. SHARE OPTION SCHEME

The Company adopted a share option scheme (the "Share Option Scheme") and a fixed award pre-global offering share option scheme ("Pre-Global Offering Share Option Scheme") on 1 June 2000 for the granting of share options to qualified employees, with terms amended on 13 May 2002 to comply with the requirements set out in the New Chapter 17 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	Unaudited			
	Six months ended 30 June			
	2006		2005	
	Average exercise price in HK$ per share	**Number of Options**	Average exercise price in HK$ per share	Number of Options
Balance, beginning of period	**6.51**	**257,602,000**	6.45	274,063,400
Granted	**6.35**	**167,466,000**	—	—
Forfeited	**6.73**	**(2,060,000)**	6.93	(4,554,200)
Exercised	**4.76**	**(11,840,000)**	4.46	(6,191,200)
Balance, end of period	**6.49**	**411,168,000**	6.48	263,318,000

Employee share options exercised for the six months ended 30 June 2006 resulted in 11,840,000 shares being issued (for the six months ended 30 June 2005: 6,191,200 shares), with exercise proceeds of approximately RMB58.21 million (for the six months ended 30 June 2005: RMB29.60 million).

As at 30 June 2006, out of the 411,168,000 outstanding options (31 December 2005: 257,602,000 options), 181,649,960 options were exercisable (31 December 2005: 162,981,160 shares), and the weighted average exercise price was HK$ 6.85 (31 December 2005: HK$7.12).

(All amounts in RMB thousands unless otherwise stated)

19. SHARE OPTION SCHEME *(continued)*

As at 30 June 2006, information of outstanding options is summarized as follows:

Date of options grant	The period during which options may be exercised	The price per share to be paid on exercise of options	Number of share options outstanding as at 30 June 2006	Number of share options outstanding as at 31 December 2005
Share options granted under the Pre-Global Offering Share Option Scheme:				
22 June 2000	22 June 2002 to 21 June 2010	HK$15.42	**24,178,000**	24,309,600
Share options granted under the Share Option Scheme:				
30 June 2001	30 June 2001 to 22 June 2010	HK$15.42	**6,508,000**	6,508,000
10 July 2002	10 July 2003 to 9 July 2008	HK$6.18	**23,592,400**	25,012,800
21 May 2003	21 May 2004 to 20 May 2009	HK$4.30	**82,703,600**	91,381,600
30 May 2003	21 May 2004 to 20 May 2009	HK$4.66	**212,000**	212,000
20 July 2004	20 July 2005 to 19 July 2010	HK$5.92	**106,636,000**	109,524,000
21 December 2004	21 December 2005 to 20 December 2010	HK$6.20	**654,000**	654,000
15 February 2006 (a)	15 February 2008 to 14 February 2012	HK$6.35	**166,684,000**	—
			411,168,000	257,602,000

(All amounts in RMB thousands unless otherwise stated)

19. SHARE OPTION SCHEME (continued)

(a) Pursuant to resolution passed by the Board of Directors and the Independent Non-Executive Directors of the Company dated 15 February 2006, a total of 167,466,000 share options were granted to eligible individuals (including directors of the Company and middle to senior management of the Group) under the amended Share Option Scheme on the following terms:

(i) This grant comprises of basic and conditional portions. The criteria for the exercise of the conditional portion of share options are based on the achievement of revenue and profit targets of the 2006 budget of the Company and respective provincial branches. Under this scheme, out of the total of 167,446,000 share options granted, 37,762,000 options were granted with performance conditions;

(ii) an aggregate of 2,840,000 options were granted to the then executive directors of the Company;

(iii) the exercise price per share option is HK$6.35; and

(iv) the vesting dates and exercisable periods of the options are as follows:

Vesting dates	Exercisable periods	Portions
15 February 2008	15 February 2008 to 14 February 2012	50%
15 February 2009	15 February 2009 to 14 February 2012	50%

The Group recognised share-based employee compensation costs based on the estimated fair value of share options at the grant date by using the Black-Scholes valuation model. Accordingly, the fair value of options granted under the above scheme in 2006 was HK$2.10 per option. The significant assumptions used was share price of HK$6.35 at the grant date, exercise prices of HK$6.35 per share, volatility of 39%, expected life of options of 5 years, expected dividend pay out rate of 2% and annual risk-free interest rate of 4%. The volatility measured at the standard deviation of expected share price returns is based on statistical analysis of daily share prices over the last 5 years. There was no share options granted during the six months ended 30 June 2005.

For the six months ended 30 June 2006, employee share-based compensation costs amortized over the vesting periods of the share options amounted to approximately RMB68.40 million (for the six months ended 30 June 2005: approximately RMB74.56 million).

20. EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2006 and 2005 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods.

Diluted earnings per share for the six months ended 30 June 2006 and 2005 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All dilutive potential ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme.

	Unaudited					
	Six months ended 30 June					
	2006			2005		
	Profit attributable to shareholders RMB'000	**Shares in thousands**	**Per share amount RMB**	Profit attributable to shareholders RMB'000	Shares in thousands	Per share amount RMB
Basic earnings	**2,799,398**	**12,579,578**	**0.223**	2,329,040	12,567,705	0.185
Effect of conversion of share options	**—**	**41,083**		—	62,317	
Diluted earnings	**2,799,398**	**12,620,661**	**0.222**	2,329,040	12,630,022	0.184

21. RELATED PARTY TRANSACTION

Unicom Group is a state-owned enterprise directly controlled by the PRC government. The PRC government is the Company's ultimate controlling party. State-owned enterprises and their subsidiaries, in addition to Unicom Group, directly or indirectly controlled by the PRC government are considered to be related parties of the Group. Neither Unicom Group nor the PRC government publishes financial statements available for public use.

The PRC government also controls a significant portion of the productive assets and entities in the PRC. The Group provides telecommunications services as part of its retail transactions, thus, is likely to have extensive transactions with the employees of other state-controlled entities, including their key management personnel and their close family members. These transactions are carried out on commercial terms that are consistently applied to all customers. Management considers other state-owned enterprises that have other material transactions with the Group include other telecommunication service operators, equipment vendors, construction vendors, services providers and state-owned banks in the PRC. Management believes that meaningful information relative to related party transactions has been adequately disclosed below.

The Group's telecommunications networks depend, in large part, on interconnection with the public switched telephone networks and on transmission lines leased from major telecommunication service operators. Major telecommunication service operators include China Telecommunications Corporation and its subsidiaries ("China Telecom"), China Mobile Communications Corporation and its subsidiaries ("China Mobile") and China Network Communication Group Corporation and its subsidiaries ("China Netcom"). These entities are collectively referred to as "Domestic Carriers".

21.1 Unicom Group and its subsidiaries

The table set forth below summarizes the names of significant related parties (excluding Domestic Carriers and other major state-owned enterprises which are summarized in Notes 21.2 and 21.3) and nature of relationship with the Group as of 30 June 2006:

Name of related parties	**Nature of relationship with the Company**
China United Telecommunication Corporation ("Unicom Group")	Ultimate parent company
Unicom NewSpace Co., Ltd. ("Unicom NewSpace")	A subsidiary of Unicom Group
Unicom Xingye Science and Technology Trade Co. ("Unicom Xingye")	A subsidiary of Unicom Group
Beijing Unicom Xingye Science and Technology Company Limited ("Beijing Xingye")	A subsidiary of Unicom Group
Unicom Import and Export Company Limited (" Unicom I/E Co")	A subsidiary of Unicom Group
Unicom New Horizon Mobile Telecommunications Company Limited ("New Horizon")	A subsidiary of Unicom Group
Unicom New Guoxin Telecommunications Corporation Limited ("New Guoxin")	A subsidiary of Unicom Group
UNISK (Beijing) Information Technology Corporation Limited ("UNISK")	A joint venture company of Unicom Group

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTION (continued)

21.1 Unicom Group and its subsidiaries (continued)

(a) Transactions with Unicom Group and its Subsidiaries

The following is a summary of significant recurring transactions carried out by the Group with Unicom Group and its subsidiaries. In the director's opinion, these transactions were carried out in the ordinary course of business.

	Unaudited	
	Six months ended 30 June	
	2006	2005
Transactions with Unicom Group and its subsidiaries:		
Interconnection and roaming revenue	**115,675**	110,518
Interconnection and roaming charges	**29,239**	35,510
Charges for cellular subscriber value-added service by New Guoxin	**180,348**	255,008
Charges for customer services	**333,038**	281,371
Charges for cellular subscriber value-added service by UNISK and Unicom NewSpace	**23,540**	8,480
Rental charges for premises, equipment and facilities	**14,030**	13,790
Rental income for premises and facilities	**9,554**	9,007
Constructed capacity related cost of CDMA network	**84,018**	114,648
Revenue for leasing of transmission line capacity	**8,229**	13,410
Charges for the international gateway services	**9,552**	9,801
Charges for leasing of satellite transmission capacity	**—**	7,076
CDMA network capacity lease rental	**4,066,128**	3,962,591
Sales of CDMA handsets	**42,488**	—
Purchase of telecom cards	**410,921**	490,517
Commission fee	**6,821**	7,946
Agency fee incurred for procurement of telecommunications equipment	**10,389**	8,640

(b) Amounts due from and to Unicom Group and its subsidiaries

Amounts due from and to Unicom Group and its subsidiaries were unsecured, non-interest bearing, repayable on demand and arise in the ordinary course of business.

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTION (continued)

21.2 Domestic Carriers

(a) Transactions with Domestic Carriers

The following is a summary of significant transactions with Domestic Carriers in the ordinary course of business:

	Unaudited	
	Six months ended 30 June	
	2006	2005
Interconnection revenue	**2,517,077**	1,812,757
Interconnection charges	**4,380,137**	3,799,831
Leased line revenue	**25,947**	35,091
Leased line charges	**150,551**	290,706

(b) Amounts due from and to Domestic Carriers

	Unaudited 30 June 2006	Audited 31 December 2005
Amounts due from Domestic Carriers		
– Receivable for interconnection revenue and leased line revenue	**219,295**	139,099
– Less: Provision for doubtful debts	**—**	(614)
	219,295	138,485
Amounts due to Domestic Carriers		
– Payables for interconnection charges and leased lines charges	**969,478**	822,006

All amounts due from and to Domestic Carriers were unsecured, non-interest bearing and repayable within one year.

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTION (continued)

21.3 Other major state-owned enterprises

(a) Transactions with other major state-owned enterprises

The following is a summary of significant transactions with other major state-owned enterprises in the ordinary course of business:

	Unaudited	
	Six months ended 30 June	
	2006	2005
Purchase of CDMA handsets	**263,290**	377,708
Construction and installation fee	**174,580**	143,263
Maintenance and repair expenses	**39,859**	25,330
Purchase of equipment	**741,317**	772,932
Line leasing revenue	**91,197**	116,973
Finance income/costs, include:		
– Interest income	**37,994**	32,956
– Interest expense	**578,582**	907,117
Short-term bank loan received	**610,000**	7,834,632
Long-term bank loan received	**1,285,000**	4,213,310
Short-term bank loan repayments paid	**3,677,661**	7,696,577
Long-term bank loan repayments paid	**4,805,377**	8,320,609

(b) Amounts due from and to other major state-owned enterprises

The balances with other major state-owned enterprises in various line items of the unaudited condensed consolidated interim balance sheet are listed as follows:

	Unaudited 30 June 2006	Audited 31 December 2005
Current assets		
Prepayment and other current assets	**277,117**	160,681
Short-term bank deposit	**519,714**	282,457
Cash and cash equivalents	**7,051,189**	5,191,067
Non-current liabilities		
Long-term bank loans	**2,035,740**	7,946,418
Current liabilities		
Payables and accrued liabilities	**424,942**	341,446
Short-term bank loans	**2,162,000**	6,431,208
Current portion of long-term bank loans	**1,886,350**	5,145,190

(All amounts in RMB thousands unless otherwise stated)

21. RELATED PARTY TRANSACTION (continued)

21.4 Key management compensation

The aggregate amounts of fees and emoluments payable to directors of the Company during the six months ended 30 June 2006 are set out below:

	Unaudited	
	Six months ended 30 June	
	2006	2005
Non-executive directors:		
Fees	**954**	752
Executive directors:		
Fees	**—**	—
Other emoluments		
– Salaries, allowance and other allowances	**6,263**	5,770
– Bonus paid and payable	**3,204**	3,111
– Other benefits	**613**	310
– Pension benefits/pension scheme contributions	**38**	57
	10,118	9,248
	11,072	10,000

22. CONTINGENCIES AND COMMITMENTS

22.1 Capital Commitments

As of 30 June 2006 and 31 December 2005, the Group had capital commitments, mainly in relation to the construction of telecommunications networks, as follows:

	Unaudited			Audited
	30 June 2006			31 December 2005
	Land and buildings	**Equipment**	**Total**	Total
Authorized and contracted for	**486,111**	**1,676,614**	**2,162,725**	3,879,666
Authorized but not contracted for	**145,517**	**1,375,902**	**1,521,419**	329,258
Total	**631,628**	**3,052,516**	**3,684,144**	4,208,924

As at 30 June 2006, approximately RMB270 million (31 December 2005: RMB218 million) of capital commitment outstanding was denominated in US dollars, equivalent to US$34 million (31 December 2005: US$27 million).

(All amounts in RMB thousands unless otherwise stated)

22. CONTINGENCIES AND COMMITMENTS (continued)

22.2 Operating Lease Commitments

As of 30 June 2006, the Group had total future aggregate minimum operating lease payments under operating leases as follows:

	Unaudited				Audited
	30 June 2006				31 December 2005
	Land and buildings	Equipment	CDMA network capacities (a)	Total	Total
Leases expiring:					
– not later than one year	**679,185**	**148,677**	**3,066,052**	**3,893,914**	7,873,407
– later than one year and not later than five years	**1,687,042**	**55,090**	**—**	**1,742,132**	1,990,679
– later than five years	**1,278,793**	**22,420**	**—**	**1,301,213**	1,168,106
Total	**3,645,020**	**226,187**	**3,066,052**	**6,937,259**	11,032,192

(a) In 2005, the Group entered into a New CDMA Lease Agreement with Unicom Group and Unicom New Horizon (the "New CDMA Leasing Agreement") . Pursuant to the New CDMA Leasing Agreement, the lease fee in 2006 shall be 30% of the audited CDMA service revenue, but shall not be less than 90% of the total amount of lease fee for 2005. In relation to the above CDMA network capacities commitment, it is estimated based on 90% of the total amount of lease fee paid by the Group to Unicom New Horizon for 2005. The New CDMA Leasing Agreement will expire at the end of 2006. The Group is currently reconsidering such lease arrangement in anticipation of the expiration of the two-year term of this New CDMA Leasing Agreement.

22.3 Commitment to purchase CDMA Handsets

As at 30 June 2006, the Group committed to purchase CDMA handsets from third party vendors amounting to approximately RMB1.6 billion (31 December 2005: RMB1.2 billion).

(All amounts in RMB thousands unless otherwise stated)

23. EVENTS AFTER BALANCE SHEET

23.1 CUCL's offering of short-term bonds

On 4 July 2006, the People's Bank of China approved CUCL to issue short-term bonds in the PRC interbank debenture market with a bond issuance limit of RMB18 billion. In July 2006, CUCL completed the short-term bond offering for an aggregate amount of RMB6 billion, with maturity periods ranging from 180 days to 365 days.

23.2 Issue of US$1 billion convertible bonds

On 20 June 2006, the Company has entered into a Strategic Alliance Framework Agreement ("SAFA") with SK Telecom Co. Ltd. ("SKT"), pursuant to which the Company and SKT agreed to cooperate on the future development of CDMA cellular communications services.

At the same time, the Company has also entered into a subscription agreement ("Subscription Agreement") with SKT, whereby SKT agreed to subscribe and pay for the US dollar denominated bonds (the "Convertible Bonds") to be issued at par by the Company in an aggregate principal amount of US$1 billion. The three-year Convertible Bonds bear zero interest, with a conversion price of HK$8.63 and will mature on 5 July 2009.

Completion of the Subscription Agreement was subject to the satisfaction and /or waiver of the certain conditions precedent therein. The Subscription Agreement and the SAFA were not inter-conditional upon the completion of each other, but upon the termination of the Subscription Agreement, the SAFA would terminate immediately. Upon the fulfilment of the conditions stipulated in the Subscription Agreement, the Convertible Bonds were issued on 5 July 2006.

24. APPROVAL OF FINANCIAL INFORMATION

This unaudited condensed consolidated interim financial information was approved by the Board of Directors on 24 August 2006.

INDEPENDENT REVIEW REPORT TO THE BOARD OF DIRECTORS OF CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability)

Introduction

We have been instructed by the Company to review the condensed interim financial report of the Company and its subsidiaries ("the Group") for the six months ended 30 June 2006 as set out on pages 9 to 41.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of condensed interim financial information to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The condensed interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the condensed interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with SAS 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of the group's management and applying analytical procedures to the condensed interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the condensed interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the condensed interim financial report for the six months ended 30 June 2006.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 24 August 2006

SHARE OPTION SCHEMES OF THE COMPANY

1. Share option scheme

The Company adopted a share option scheme (the "Share Option Scheme") for the purpose of providing incentives and rewards to employees who have made contributions to the development of the Company. The terms of the Share Option Scheme comply with the requirements set out in Chapter 17 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and provide favourable scheme to attract and retain key personnel. Under the Share Option Scheme:

(a) Share options may be granted to employees including executive directors of the Group and any of the non-executive directors;

(b) Any grant of share options to a Connected Person (as defined in the Listing Rules) of the Company must be approved by the independent non-executive directors of the Company (excluding any independent non-executive director of the Company who is the grantee of the options);

(c) The maximum number of shares in respect of which options may be granted must not exceed 10% of the issued share capital of the Company as at 13 May 2002;

(d) The option period may commence on a day after the date on which an option is offered, and in any event shall end not later than 10 years from the offer date;

(e) The subscription price shall not be less than the higher of:

i. The nominal value of the shares;

ii. The closing price of the shares on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") as stated in the Hong Kong Stock Exchange's quotation sheets on the offer date in respect of the options; and

iii. The average closing price of the shares on the Hong Kong Stock Exchange's quotation sheets for the five trading days immediately preceding the offer date.

On 15 February 2006, the Company granted 167,466,000 share options under the Share Option Scheme, of which 2,840,000 share options were granted to the then existing Directors and 3,000,000 share options were granted to senior management who were later appointed as Directors of the Company on 1 April 2006. The Company used the Black-Scholes valuation model to value the share options granted during the period. The value of an option is determined based on different variables of certain subjective assumptions. Any change in the variables so adopted may materially affect the estimation of the fair value of an option.

As of 30 June 2006, 386,990,000 share options had been granted and remain valid under the Share Option Scheme of the Company, of which 12,564,000 share options are being held by the directors. Please refer to the paragraph "Directors' Rights to Acquire Shares" hereinbelow for details. All the options granted and outstanding as at 30 June 2006 under the Share Option Scheme are governed by the terms as amended on 13 May 2002.

For the six months ended 30 June 2006, 11,840,000 options granted under the Share Option Scheme have been exercised. Among which, 1,084,000 options were exercised at the price of HK$6.180 per share, 8,678,000 options were exercised at the price of HK$4.300 per share, 2,078,000 options were exercised at the price of HK$5.920 per share.

2. Pre-global offering share option scheme

The Company also adopted a pre-global offering share option scheme (the "Pre-Global Offering Share Option Scheme"). The terms of the Pre-Global Offering Share Option Scheme are substantially the same as the Share Option Scheme stated above except that:

(a) The price of a share payable upon the exercise of an option shall be HK$15.420 (excluding the brokerage fee and the Hong Kong Stock Exchange transaction levy);

(b) The period during which an option may be exercised commenced two years from the date of grant of the options and ends 10 years from 22 June 2000; and

(c) No further options can be granted under the scheme.

As of 30 June 2006, 24,178,000 share options had been granted and remain valid under the Pre-Global Offering Share Option Scheme of the Company, of which 789,600 options are being held by the directors. Please refer to the paragraph "Directors' Rights to Acquire Shares" hereinbelow for details.

All of the options granted and outstanding as at 30 June 2006 under the Pre-Global Offering Share Option Scheme are governed by the terms as amended on 13 May 2002.

Up to 30 June 2006, no options granted under the Pre-Global Offering Share Option Scheme have been exercised.

Please also refer to Note 19 to the unaudited condensed consolidated interim financial information for information of share options.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES

As at 30 June 2006, the interests and short positions of the Directors and past Directors of the Company in any shares, underlying shares or debentures of the Company or any of its associated corporations (as defined in the Securities and Futures Ordinance (the "Ordinance")) as recorded in the register required to be kept under section 352 of the Ordinance or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies were as follows:

As at 30 June 2006, except Mr. Li Zhengmao is the beneficial owner of 20,000 ordinary shares (representing 0.0002% of the issued share capital) of the Company, and saved as disclosed in this report, none of the directors had any personal, family, corporate or other interests or short positions in any shares, underlying shares or debentures in the Company or any of its associated corporations.

DIRECTORS' RIGHTS TO ACQUIRE SHARES

For the six months ended 30 June 2006, the interests of the Directors and past Directors of the Company reported and disclosed under the Ordinance in the equity securities of the Company and any of its associated corporations consisted of share options granted pursuant to the Share Option Scheme and the Pre-Global Offering Share Option Scheme to subscribe for shares of the Company. Details of such share options are set out below:

Name of Director	No. of Options outstanding as at 1 January 2006[1]	No. of Options granted during the period[1]	No. of Options exercised during the period	No. of Options outstanding as at 30 June 2006
Chang Xiaobing	526,000	800,000	—	1,326,000
Shang Bing	1,208,400	700,000	—	1,908,400
Tong Jilu	1,168,000	500,000	—	1,668,000
Li Jianguo[3]	1,052,000	500,000	—	1,552,000
Yang Xiaowei[3]	618,000	500,000	—	1,118,000
Li Zhengmao[3]	860,600	500,000	—	1,360,600
Li Gang[3]	—	500,000	—	500,000
Zhang Junan[3]	—	500,000	—	500,000
Lu Jianguo[3]	1,168,600	500,000	—	1,668,600
Wu Jinglian	876,000	—	—	876,000
Shan Weijian	584,000	—	—	584,000
Cheung Wing Lam, Linus	292,000	—	—	292,000
Wong Wai Ming[2]	—	—	—	—
Li Qiuhong[4]	816,400	280,000	—	N/A
Lo Wing Yan, William[4]	350,000	280,000	—	N/A
Ye Fengping[4]	734,000	280,000	—	N/A
Liu Yunjie[4]	876,600	—	—	N/A

Notes:

1. Each option gives the holder the right to subscribe for one share.

2. Mr. Wong Wai Ming was appointed as independent non-executive director on 19 January 2006.

3. Ms. Li Jianguo, Mr. Yang Xiaowei, Mr. Li Zhengmao, Mr. Li Gang and Mr. Zhang Junan were appointed as executive directors on 1 April 2006; Mr. Lu Jianguo was appointed as non-executive director on 1 April 2006.

4. Mr. Li Qiuhong, Mr. Lo Wing Yan, William, and Mr. Ye Fengping resigned as executive directors on 1 April 2006; Mr. Liu Yunjie resigned as non-executive director on 1 April 2006.

Apart from the foregoing, at no time during the six months ended 30 June 2006, was the Company, or any of its holding companies or subsidiaries, a party to any arrangement to enable the directors or any of their spouses or children under 18 years of age to acquire shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL INTERESTS AND SHORT POSITIONS IN THE SHARE CAPITAL OF THE COMPANY

The Company has been notified of the following interests or short positions in the Company's issued shares at 30 June 2006 amounting to 5% or more of the ordinary shares in issue as defined under the Ordinance:

		Ordinary shares held		Other	Percentage of Total Issued
		Directly	Indirectly	Interests held	Shares
(i)	China United Telecommunications Corporation ("Unicom Group") [1]	—	9,725,000,020	—	77.27%
(ii)	China United Telecommunications Corporation Limited ("A Share Company") [1]	—	9,725,000,020	—	77.27%
(iii)	China Unicom (BVI) Limited ("China Unicom (BVI)") [1]	9,725,000,020	—	—	77.27%
(iv)	SK Telecom Co., Ltd ("SKT") [2]	—	—	899,745,075	7.15%

Notes:

1. Because of the fact that Unicom Group and A Share Company directly or indirectly control one-third or more of the voting rights in the shareholders' meetings of China Unicom (BVI), in accordance with the Ordinance, the interests of China Unicom (BVI) are deemed to be, and have therefore been included in, the interests of Unicom Group and A Share Company.

2. SKT has an interest in 899,745,075 shares in the Company's issued shares by virtue of its ownership of Convertible Bonds issued by the Company. Please refer to Note 23.2 to the unaudited condensed interim financial statements of this Interim Report and "Strategic Alliance Framework Agreement with SK Telecom Co., Ltd. and Issue of Convertible Bonds" below for details of the grant of the Convertible Bonds.

Apart from the foregoing, as at 30 June 2006 no person or corporation had any interest or short position in the shares or underlying shares in the Company as recorded in the register required to be kept under section 336 of the Ordinance.

STRATEGIC ALLIANCE FRAMEWORK AGREEMENT WITH SK TELECOM CO., LTD. AND ISSUE OF CONVERTIBLE BONDS

The Company entered into a Strategic Alliance Framework Agreement ("SAFA") with SKT on 20 June 2006, pursuant to which the Company and SKT agreed to cooperate on the further development of CDMA cellular communications services. The Company has agreed to appoint SKT as its sole and exclusive partner in relation to its CDMA cellular communications business operations in certain cooperation areas in mainland China for a maximum term of up to 18 months after the effective date of the SAFA.

At the same time, the Company has also entered into a subscription agreement ("Subscription Agreement") with SKT, whereby SKT agreed to subscribe and pay for the US dollar denominated bonds (the "Convertible Bonds") to be issued at par by the Company in an aggregate principal amount of US$1 billion. The three-year Convertible Bonds bear zero interest, with a conversion price of HK$8.63 and will mature on 5 July 2009.

Completion of the Subscription Agreement was subject to the satisfaction and /or waiver of the certain conditions precedent therein. The Subscription Agreement and the SAFA were not inter-conditional upon the completion of each other, but upon the termination of the Subscription Agreement, the SAFA would terminate immediately. Upon the fulfilment of the conditions stipulated in the Subscription Agreement, the Convertible Bonds were issued on 5 July 2006.

INTERIM DIVIDEND

It was resolved by our Board of Directors that no interim dividend for the six months ended 30 June 2006 be declared.

CHARGE OF ASSETS

As at 30 June 2006, no property, plant and equipment was pledged to banks as loan security (30 June 2005: Nil).

PURCHASE, SALE OR REDEMPTION OF SHARES

During the six months ended 30 June 2006, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities.

AUDIT COMMITTEE

The audit committee has reviewed together with the management, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of annual report and interim report. The unaudited condensed consolidated interim financial information for the six months ended 30 June 2006 has been reviewed by the audit committee.

The audit committee comprises Mr. Wong Wai Ming, Mr. Wu Jinglian, Mr. Shan Weijian and Mr. Cheung Wing Lam, Linus, the independent non-executive directors of the Company.

REMUNERATION COMMITTEE

The major functions of the committee include: considering and approving the remuneration policies proposed by the management, remuneration package of executive directors and the Company's share option scheme.

The remuneration committee comprises Mr. Wu Jinglian and Mr. Cheung Wing Lam, Linus, independent non-executive directors, and Mr. Lu Jianguo, non-executive director of the Company.

CORPORATE GOVERNANCE

1. Compliance with Code of Corporate Governance Practices

The Company is committed to maintaining high standards of corporate governance. The Company has complied with the code provisions in the Code of Corporate Governance Practices (the "Code") as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") for the six months ended 30 June 2006 except the following:

(a) Under the Code Provision A.2.1, there should be a clear division of the roles between chairman and chief executive officer, and these roles should not be performed by the same individual. The Board of Directors understands that the principle of the Code Provision is to clearly divide the management of the Board and the daily management of the Company so as to ensure balance of power and authority. Mr. Chang Xiaobing has been the Chairman and CEO of the Company since December 2004. Mr. Shang Bing is the Company's President. Mr. Chang Xiaobing is responsible for chairing the Board of Directors and for all material affairs, including development, business strategy, operation and management of the Company. Mr. Shang Bing is responsible for the daily operation and management of the Company. The Board of Directors believes that at the present stage, so far as their functions are concerned, Mr. Chang Xiaobing and Mr. Shang Bing have achieved the aforesaid division purpose. The arrangement also facilitates the formulation and implementation of the Company's strategies in a more effective manner so as to assist the Company in further improving its effectiveness in business development.

(b) Under the Code Provision A.4.1, non-executive directors shall be appointed for a specific term, subject to re-election. The Company's non-executive directors are not appointed for a specific term but are subject to retirement by rotation at the general meeting pursuant to the Company's articles of association and are subject to re-election by shareholders pursuant to the relevant requirements.

(c) Under the Code Provision A.1.4, all directors should have access to the advice and services of the Company secretary with a view to ensuring that board procedures, and all applicable rules and regulations, are followed. On 17 January 2006, the previous company secretary resigned and the current company secretary was appointed on 21 February 2006. Such resignation of the previous company secretary and appointment of the current company secretary were respectively announced by the Company on 17 January 2006 and 22 February 2006.

2. Model Code for Securities Transactions by Directors' of the Company

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules as the code of conduct regarding Directors' securities transactions. After having made specific enquiry by the Company, all Directors have confirmed that they have complied with the required standards set out in the Model Code during the six months ended 30 June 2006.

3. Requirements under Section 404 of the Sarbanes-Oxley Act (the "SOX Act")

The Company has emphasized the importance of compliance with the requirements under Section 404 of the SOX Act. Section 404 of the SOX Act requires that a non-US issuer with equity securities listed on the US securities markets, such as the Company, includes a report in its Form 20-F annual report that contains an assessment by management of the effectiveness of its internal control over financial reporting. Section 404 of the SOX Act became effective for the Company from the financial year ending on 31 December 2006.

The management is required to assess in its report the effectiveness of the Company's internal control over financial reporting as of the end of the relevant financial year. In addition, the Company's independent registered public accounting firm is required to audit and attest to the Company management's assessment of the effectiveness of the Company's internal control over financial reporting.

In order to enhance its corporate governance standards in accordance with the requirements under the SOX Act, the Company has undertaken a number of initiatives with respect to the enhancement of the internal controls since 2004. Efforts were made in implementing the modifications to the internal controls and organizing nationwide staff training. The Company hopes that, through its continuing efforts, such as improving the internal control procedures over business processes, identifying key risk controls, establishing the responsibility system for risk management and establishing a detailed documentation system, a comprehensive risk management mechanism that is designed to better manage the risks arising from the business activities of the Company was established, thereby facilitating the implementation of the Company's business strategies and achieving greater operative efficiency in the future.

4. Summary of Significant Differences between the Corporate Governance Practices of the Company and the Corporate Governance Practices Required to be Followed by U.S. Companies under the New York Stock Exchange's Listing Standards

As a company listed on both the Hong Kong Stock Exchange and the New York Stock Exchange (the "NYSE"), the Company is subject to applicable Hong Kong laws and regulations, including the Listing Rules and the Hong Kong Companies Ordinance, as well as applicable U.S. federal securities laws, including the U.S. Securities Exchange Act of 1934, as amended, and the SOX Act. The Company is also subject to the listing standards of the NYSE to the extent they apply to non-U.S. issuers. However, as a non-U.S. company, the Company is not required to comply with all of the corporate governance listing standards of the NYSE.

In accordance with the requirements of Section 303A.11 of the NYSE Listed Company Manual, the Company has posted on its Internet website (www.chinaunicom.com.hk) a summary of the significant differences between the Company's corporate governance practices and those required to be followed by U.S. companies under the NYSE's listing standards.

5. Appendix 16 of the Listing Rules

According to paragraph 40 of Appendix 16 to the Listing Rules "Disclosure on Financial Information", save as disclosed herein, the Company confirms that the Company's current information in relation to those matters set out in paragraph 32 of Appendix 16 has not been changed significantly from the information disclosed in the Company's 2005 Annual Report.

EMPLOYEE AND REMUNERATION POLICY

As at 30 June 2006, the Group employed approximately 100 and 53,000 staff in Hong Kong and China respectively. The Group ensures that its employees' remuneration is in line with the market trend and remain competitive. Employees' remuneration is determined based on the performance of employees in accordance with the Group's remuneration and bonus scheme. The Group also provides comprehensive benefit packages and career development opportunities for its staff, including retirement benefits, housing benefits, internal and external training programmes according to individual needs.

The Company has a share option scheme under which the Company offers to eligible staff share options for subscribing its shares.

FORWARD-LOOKING STATEMENTS

The Company would like to caution readers about the forward-looking nature of some of the aforesaid statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include: the uncertainties in the development of telecommunication industry and technology in China, growth of the market, changes in the competitive environment, regulatory environment and Chinese government's industry policy and other factors that will affect the execution of our business plans and strategies.

By Order of the Board
Chu Ka Yee
Company Secretary

Hong Kong, 24 August 2006

僱員及薪酬政策

於二零零六年六月三十日，本集團分別於香港及中國共僱用約100名及53,000名員工。本集團確保僱員薪酬水平符合市場趨勢並具競爭力，僱員之薪酬乃根據本集團之薪金及花紅制度因應僱員表現釐定。本集團亦為員工提供全面性的福利計劃及事業發展機會，包括退休福利、住房福利、按個別需要提供的內部及外間培訓課程。

本公司設有股份期權計劃，公司向合資格的員工授予股份期權以認購本公司股票。

前瞻性陳述

本公司希望就以上陳述的前瞻性提醒讀者。這些前瞻性陳述會受到各種不受本公司控制的風險及不定因素的影響。這些潛在的風險及不定因素包括但不限於：中國電信業及電信技術發展的不確定性、市場的增長情況、競爭環境、監管環境及中國政府產業政策的變化以及我們能否成功地執行我們的各項業務戰略。

承董事會命

朱嘉儀

公司秘書

香港，二零零六年八月二十四日

本公司為了進一步提高公司的治理水平，結合落實索克斯法案的要求，二零零四年起已開展了一系列的內控制度建設工作。本公司加強了內控制度建設及組織全國人員培訓工作，通過改善內控業務流程，明確風險控制點，落實風險控制責任體系以及建立詳盡的文檔記錄等基礎工作，本公司希望藉着形成一套完整的內部控制機制，對本公司的經濟活動進行有效的風險控制，並希望藉此保障本公司經營戰略的實現及效益水平的提升。

4. 本公司企業管治制度與美國公司應遵循的紐約股票交易所上市規則有關企業管治規定的主要差異

作為一家同時在香港聯合交易所和紐約股票交易所兩地上市的公司，本公司受相應香港法律法規的約束，包括香港聯合交易所有限公司證券上市規則和香港公司條例，同時亦受相應美國聯邦證券法律法規的約束，包括一九三四年美國證券交易法修改案和索克斯法案。本公司還須遵守紐約股票交易所上市規則中適用於非美國發行人的有關規定，但無須完全遵從紐約股票交易所的所有有關企業管治的規定。

根據紐約股票交易所上市公司手冊第303A.11款規定，本公司已將本公司企業管治的執行與美國公司應遵循的紐約股票交易所有關規定之主要差異的總結在本公司的網站(www.chinaunicom.com.hk)上予以披露。

5. 上市規則附錄十六

根據上市規則附錄十六之《財務資料的披露》第四十段，除了在此已作披露外，本公司確認有關附錄十六第三十二段所列事宜的現有公司資料與本公司二零零五年年報所披露的資料並無重大變動。

(b) 根據守則A.4.1規定，非執行董事的委任應有指定任期，並需接受重新選舉。本公司的非執行董事並非按指定任期委任，但所有非執行董事均需根據本公司章程於股東大會上輪值告退，再按有關的規定，由股東決定對他們重選連任。

(c) 根據守則A.1.4規定，所有董事應可取得公司秘書的意見和享用他的服務，目的是為了確保董事會程序及所有適用規則及規例均獲得遵守。公司前公司秘書於二零零六年一月十七日辭職，現任公司秘書於二零零六年二月二十一日委任。公司已分別於二零零六年一月十七日及二零零六年二月二十二日公告其前公司秘書辭職及現任公司秘書之委任。

2. 本公司董事進行證券交易之標準守則

本公司已採納上市規則附錄十所載之上市發行人董事進行證券交易之標準守則(「標準守則」)作為其董事進行證券交易之標準守則。經本公司作出特定查詢後，所有董事均確認彼等於截至二零零六年六月三十日止六個月內均遵守標準守則所載之規定準則。

3. 美國薩本斯－奧克斯利法案(Sarbanes Oxley Act)(「索克斯法案」)404條款的要求

本公司高度重視索克斯法案404條款的要求，索克斯法案404條款要求於美國證券市場上市的非美國發行人，如本公司，在載於20-F表格的年度報告內，包含管理層對財務報告相關的公司內部控制的有效性出具的評估報告。索克斯法案404條款對本公司於二零零六年十二月三十一日結束的財務年度開始生效。

管理層須評估截至財務報告年度結束時影響財務報告的內部控制的有效性並出具報告。此外，本公司外部審計師須對有關內部控制系統，及就管理層對內部控制系統有效性的報告進行審計，並出具報告。

審計委員會

審計委員會已經與管理層共同審閱本公司採納的會計政策及準則，並已就本公司的內部監控及財務申報事宜進行討論（包括審閱年度報告和中期報告）。截至二零零六年六月三十日止六個月之未經審核簡明綜合中期財務報告已經審計委員會審閱。

審計委員會成員包括本公司之獨立非執行董事黃偉明先生、吳敬璉先生、單偉建先生及張永霖先生。

薪酬委員會

薪酬委員會的職責包括審議公司管理層提出的薪酬政策，執行董事薪酬方案及公司股份期權計劃。

薪酬委員會成員包括本公司之獨立非執行董事吳敬璉先生及張永霖先生和非執行董事呂建國先生。

企業管治

1. 遵守企業管治常規守則

本公司致力於保持高水準之企業管治。本公司在截至二零零六年六月三十日止六個月期間，除以下方面，均遵守香港聯合交易所有限公司證券上市規則（「上市規則」）附錄十四所載之《企業管治常規守則》（「守則」）的要求：

(a) 根據守則A.2.1規定，公司董事長與行政總裁的角色應有區分，而不應由一人同時兼任。董事會理解守則原則為將董事會的管理及公司的日常經營管理清晰區分，以確保權力和授權分布均衡。本公司自二零零四年十二月起由常小兵先生出任董事長兼首席執行官，本公司的總裁職務則由尚冰先生出任。常小兵先生負責主持本公司董事會和公司業務發展戰略和運營、管理的所有重大事務，而尚冰先生則負責本公司日常運營和經營管理等方面的工作。董事會認為於現階段常小兵先生與尚冰先生已在職能上達至上述區分的目的，而該安排可更有效率地制定及實施本公司之策略，從而協助本公司進一步有效地發展其業務。

與SK電訊株式會社簽訂戰略聯盟框架協議及發行可換股債券

本公司於二零零六年六月二十日與SKT訂立了戰略聯盟框架協議（「戰略聯盟框架協議」），根據該協議，本公司與SKT同意合作，進一步發展CDMA移動通信業務。本公司同意在戰略聯盟框架協議生效後的最多十八個月內，視SKT作為其關於中國大陸境內CDMA移動通信業務若干合作領域的唯一及排他性合作夥伴。

此外，本公司於二零零六年六月二十日與SKT簽訂認購協議（「認購協議」）。根據該協議，SKT同意認購本公司按照面值發行的、本金總額為10億美元的可換股債券（「可換股債券」）。該三年期免息可換股債券將於二零零九年七月五日到期及轉換價格為港幣8.63元。

認購協議完成的前提是認購協議規定的先決條件均已實現及／或被豁免。認購協議及戰略聯盟框架協議不受任何一份協議的完成與否影響。若認購協議被終止，戰略聯盟框架協議將立即終止。在認購協議所載之條件已實現的情況下，此可換股債券的發行已於二零零六年七月五日完成。

中期股息

董事會宣布不派發截至二零零六年六月三十日止六個月的中期股息。

資產抵押

於二零零六年六月三十日，本集團沒有用固定資產抵押給銀行作為銀行貸款的保證（二零零五年六月三十日：無）。

股份的買賣或贖回

在截至二零零六年六月三十日止六個月期間，本公司或其附屬公司均未購買、出售或贖回本公司的任何上市股份。

除上表所列外，本公司或其任何控股公司或附屬公司，在截至二零零六年六月三十日止六個月期間內任何時候均未作出任何安排，令本公司董事或其配偶或十八歲以下子女，購買本公司或任何其他公司的股份或債券。

在本公司股本中的重大權益及淡倉

本公司獲悉，於二零零六年六月三十日，在本公司已發行的股份中，佔有已發行普通股5%或以上權益或淡倉（按該條例定義）者如下：

	所持普通股		所持	佔已發行
	直接持有	間接持有	其他權益	總數百分比
(i) 中國聯合通信有限公司（「聯通集團」）[1]	—	9,725,000,020	—	77.27%
(ii) 中國聯合通信股份有限公司（「A股公司」）[1]	—	9,725,000,020	—	77.27%
(iii) 中國聯通(BVI)有限公司（「中國聯通「BVI」）[1]	9,725,000,020	—	—	77.27%
(iv) SK電訊株式會社（「SKT」）[2]	—	—	899,745,075	7.15%

附註：

1. 由於聯通集團和A股公司直接或間接控制中國聯通(BVI)股東大會三分之一或以上表決權，根據該條例，中國聯通(BVI)的權益被視為聯通集團和A股公司持有的權益並因而已被納入其中。

2. SKT通過持有本公司發行的可換股債券擁有本公司已發行股份中的899,745,075股股份權益。授予可換股債券的詳情載於本中期報告中未經審核簡明財務報表附註23.2和下文「與SK電訊株式會社簽訂戰略聯盟架構協議及發行可換股債券」一節。

除上表所列述外，於二零零六年六月三十日在按該條例第336條保存的名冊中，並無任何他人或公司在本公司的股份或相關股份中擁有權益或淡倉。

董事購入股份的權利

截至二零零六年六月三十日止六個月期間，根據該條例的規定，本公司董事及已卸任董事申報及披露其在本公司及其聯營公司的股本證券中擁有的權益為根據股份期權計劃及全球發售前股份期權計劃向董事授予的，用以認購公司股份的股份期權。該等股份期權詳情如下：

董事姓名	二零零六年一月一日未行使期權數[1]	本期內授予董事期權[1]	本期內董事已行使期權數	二零零六年六月三十日未行使期權數
常小兵	526,000	800,000	—	1,326,000
尚冰	1,208,400	700,000	—	1,908,400
佟吉祿	1,168,000	500,000	—	1,668,000
李建國[3]	1,052,000	500,000	—	1,552,000
楊小偉[3]	618,000	500,000	—	1,118,000
李正茂[3]	860,600	500,000	—	1,360,600
李剛[3]	—	500,000	—	500,000
張鈞安[3]	—	500,000	—	500,000
呂建國[3]	1,168,600	500,000	—	1,668,600
吳敬璉	876,000	—	—	876,000
單偉建	584,000	—	—	584,000
張永霖	292,000	—	—	292,000
黃偉明[2]	—	—	—	—
李秋鴻[4]	816,400	280,000	—	不適用
盧永仁[4]	350,000	280,000	—	不適用
葉豐平[4]	734,000	280,000	—	不適用
劉韻潔[4]	876,600	—	—	不適用

附註：

1. 每一期權授予持有人認購一股股份的權利。

2. 黃偉明先生於二零零六年一月十九日被委任為本公司的獨立非執行董事。

3. 李建國女士、楊小偉先生、李正茂先生、李剛先生及張鈞安先生於二零零六年四月一日被委任為本公司的執行董事；呂建國先生於二零零六年四月一日被委任為本公司的非執行董事。

4. 李秋鴻先生、盧永仁先生及葉豐平先生於二零零六年四月一日辭任本公司的執行董事；劉韻潔先生於二零零六年四月一日辭任本公司的非執行董事。

董事所佔股份權益及淡倉

截至二零零六年六月三十日止，根據須要按《證券及期貨條例》(「該條例」) 第352條保存的名冊所記錄，或根據上市公司董事進行證券交易的標準守則另外向本公司及香港聯交所作的通知，本公司董事及已卸任董事於本公司或該條例所定義的任何其聯營公司的任何股份、相關股份或債務證券中持有的權益或淡倉如下：

截至二零零六年六月三十日止，除李正茂先生為本公司20,000股（佔本公司已發行股本的0.0002%）普通股的實益持有人及已於本報告所披露者外，本公司所有董事概無在本公司或其任何聯營公司的股份、相關股份，或債務證券中擁有該條例中所界定的任何個人、家族、公司或其他權益或淡倉。

截至二零零六年六月三十日止，根據本公司股份期權計劃已授出並繼續有效的股份期權為386,990,000份，其中，12,564,000份期權由董事擁有。詳情請參閱「董事購入股份的權利」一段。截至二零零六年六月三十日止，所有根據「股份期權計劃」授出的股份期權皆受該計劃於二零零二年五月十三日已修訂的條款管轄。

截至二零零六年六月三十日止的六個月期間，共有11,840,000股根據「股份期權計劃」授予的股份期權被行使。其中，1,084,000股被行使的股份期權的行使價為每股港幣6.180元，8,678,000股被行使的股份期權的行使價為每股港幣4.300元，2,078,000股被行使的股份期權的行使價為每股港幣5.920元。

2. 全球發售前股份期權計劃

本公司同時採納了全球發售前股份期權計劃（「全球發售前股份期權計劃」）。全球發售前股份期權計劃的條款基本上與上述股份期權計劃的條款相同，但以下規定除外：

(a) 行使期權時應付的股份價格為15.420港元（不包括經紀佣金和香港聯交所交易徵費）；

(b) 期權行使的有效期自期權授予日起的兩年後開始，最遲於二零零零年六月二十二日起的十年結束；及

(c) 本公司不會根據該計劃再授予更多的期權。

截至二零零六年六月三十日止，根據本公司全球發售前股份期權計劃授出並繼續有效的股份期權為24,178,000份，其中789,600份期權由董事擁有。詳情請參閱「董事購入股份的權利」一段。

截至二零零六年六月三十日止，所有根據「全球發售前股份期權計劃」授出的股份期權皆受該計劃於二零零二年五月十三日已修訂的條款管轄。

截至二零零六年六月三十日止，根據全球發售前股份期權計劃授予的期權均尚未被行使。

有關股票期權的資料載列於未經審核簡明綜合中期財務報告附註19。

公司股份期權計劃

1. 股份期權計劃

本公司採納的股份期權計劃(「股份期權計劃」),旨在激勵和獎勵為公司的發展作出了貢獻的員工。股份期權計劃的條款符合《香港聯合交易所有限公司證券上市規則》(「上市規則」)第十七章的要求,並提供優惠的計劃以吸引及留住骨幹人員。股份期權計劃規定:

(a) 股份期權可授予員工,包括集團的執行董事或任何非執行董事;

(b) 向公司的關連人士(定義見上市規則)授予股份期權,必須獲得公司獨立非執行董事(不包括本身是期權獲授人的獨立非執行董事)的批准;

(c) 所授期權可認購的股份數量最多不得超過公司截至二零零二年五月十三日已發行股本的10%;

(d) 期權有效期可於要約日期後任何一日開始,但最遲將於要約日期後滿十年之日終止;

(e) 認購價不得低於以下價格中較高者:

i. 股份面值;

ii. 在期權要約日香港聯合交易所有限公司(「香港聯交所」)報價表上所載的公司股份收盤價;及

iii. 在期權要約日之前五個交易日公司股份在香港聯交所報價單上所列的收盤價的平均價。

於二零零六年二月十五日,本公司根據本公司股份期權計劃授出167,466,000份股份期權,其中2,840,000份期權授予當時在任之董事及3,000,000份期權授予於二零零六年四月一日獲委任為董事之高級管理人員。本公司已採用Black-Scholes定價模型計算於期內授出之期權價值。期權的價值乃按主觀假設之變數而決定。任何已採用之變數倘出現變動,可能會對期權的公允價值之估計產生重大的影響。

致中國聯通股份有限公司董事會的獨立審閱報告

(在香港註冊成立的有限公司)

引言

本所已按 貴公司指示，審閱了中國聯通股份有限公司及其子公司(「集團」)第9至41頁所載的截至二零零六年六月三十日止六個月期間的簡明中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定，上市公司之簡明中期財務報告的編製須符合香港會計師公會頒佈的香港會計準則第34號「中期財務報告」及其相關規定。董事須對簡明中期財務報告負責，而該報告亦已經董事會批准。

本所之責任是根據審閱之結果，對簡明中期財務報告出具獨立結論，並按照雙方所協議的應聘書條款僅向整體董事會報告，除此之外本報告別無其他目的。本所不會就本報告的內容向任何其他人士負上或承擔任何責任。

已執行的審閱工作

本所已按照香港會計師公會所頒佈的核數準則第700號「審閱中期財務報告的委聘」進行審閱工作。審閱工作主要包括向集團管理層作出查詢，及對簡明中期財務報告進行分析程序，然後根據結果評估 貴集團之會計政策及呈報方式是否貫徹應用(惟已另作披露則除外)。審閱工作並不包括監控測試及核證資產、負債及交易等審計程序。由於審閱的範圍遠較審計為小，故所提供的保證程度較審計為低。因此，本所不會對簡明中期財務報告發表審計意見。

審閱結論

按照本所審閱的結果，但此審閱並不作為審計之一部份，本所並無發現任何須在截至二零零六年六月三十日止六個月期間的簡明中期財務報告作出重大修訂之事項。

羅兵咸永道會計師事務所

執業會計師

香港，二零零六年八月二十四日

(單位：除另有說明外，均以人民幣千元為單位)

23. 資產負債表日後事項

23.1 聯通運營公司發行短期債券

於二零零六年七月四日，中國人民銀行批准聯通運營公司在中國銀行間債券市場發行短期債券，融資額度為人民幣180億元。據此，聯通運營公司於二零零六年七月發行了總額為人民幣60億元，到期日為180天至365天的短期債券。

23.2 發行10億美元的可換股債券

於二零零六年六月二十日，本公司與SKT電訊株式會社(「SKT」)簽訂戰略聯盟框架協議。根據該協議，本公司未來將與SKT將在CDMA移動通信服務領域的發展進行友好合作。

此外，本公司於二零零六年六月二十日與SKT簽訂認購協議(「認購協議」)。根據該協議，SKT同意認購本公司按照面值發行的、本金總額為10億美元的可換股債券(「可換股債券」)。該三年期免息可換股債券將於二零零九年七月五日到期，其轉換價格為港幣8.63元。

認購協議完成的前提是認購協議規定的先決條件均已實現及／或被豁免。認購協議及戰略聯盟框架協議不受任何一份協議的完成與否影響。但如認購協議被終止，戰略聯盟框架協議將立即終止。在認購協議所載條件已實現的情況下，此可換股債券已於二零零六年七月五日完成發行。

24. 中期財務報告的通過

本未經審核簡明綜合中期財務報告已於二零零六年八月二十四日由本公司董事會通過。

(單位:除另有說明外,均以人民幣千元為單位)

22. 或然事項及承諾(續)

22.2 經營租賃承諾

於二零零六年六月三十日,本集團於未來支付之最低經營租賃付款額如下:

	未經審核				經審核
	二零零六年六月三十日				二零零五年十二月三十一日
	土地及房屋建築物	設備	CDMA網絡容量(a)	合計	合計
租賃到期間:					
一不超過一年	**679,185**	**148,677**	**3,066,052**	**3,893,914**	7,873,407
一超過一年但不超過五年	**1,687,042**	**55,090**	**—**	**1,742,132**	1,990,679
一超過五年	**1,278,793**	**22,420**	**—**	**1,301,213**	1,168,106
合計	**3,645,020**	**226,187**	**3,066,052**	**6,937,259**	11,032,192

(a) 於二零零五年,本集團與聯通集團及聯通新時空簽訂了新的CDMA租賃協議(「新CDMA租賃協議」)。根據該新CDMA租賃協議,二零零六年度的租賃費應按照承租人當年經審計CDMA業務服務收入的30%計算,並且不低於二零零五年度網絡租賃費的90%。因此,以上有關CDMA網絡容量租賃承諾是按照本集團於二零零五年度支付給聯通新時空租賃費的90%而估計。此新CDMA租賃協議將於二零零六年底到期,本公司目前正對這將在兩年期限屆滿後的CDMA網絡租賃安排進行重新的考慮。

22.3 CDMA手機採購租賃

於二零零六年六月三十日,本集團從獨立供貨商採購CDMA手機的承諾約為人民幣16億元(二零零五年十二月三十一日:約為人民幣12億元)。

(單位:除另有說明外,均以人民幣千元為單位)

21.關聯交易(續)

21.4主要管理薪酬

截至二零零六年六月三十日止六個月期間,公司董事的薪酬總額列示如下:

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
非執行董事:		
袍金	**954**	752
執行董事		
酬金	—	—
其它薪酬		
一工資、補貼及其它福利	**6,263**	5,770
一已付及應付花紅	**3,204**	3,111
一其它福利	**613**	310
一退休福利/退休供款計劃	**38**	57
	10,118	9,248
	11,072	10,000

22.或然事項及承諾

22.1資本承諾

於二零零六年六月三十日及二零零五年十二月三十一日,本集團的資本承諾主要是關於電信網絡建設方面的資本支出,具體如下:

	未經審核			經審核
	二零零六年六月三十日			二零零五年十二月三十一日
	土地及房屋建築物	設備	合計	合計
經授權並簽訂合同	**486,111**	**1,676,614**	**2,162,725**	3,879,666
經授權但未簽訂合同	**145,517**	**1,375,902**	**1,521,419**	329,258
合計	**631,628**	**3,052,516**	**3,684,144**	4,208,924

於二零零六年六月三十日,約人民幣2.70億元(二零零五年十二月三十一日:人民幣2.18億元)資本承諾事項以美元計價,等值約0.34億美元(二零零五年十二月三十一日:0.27億美元)。

(單位:除另有說明外,均以人民幣千元為單位)

21. 關聯交易(續)

21.3與其它主要國有企業交易

(a) 與其它主要國有企業交易

以下是與其它主要國有企業在正常業務下發生的重要交易:

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
CDMA手機採購	**263,290**	377,708
建築安裝費	**174,580**	143,263
修理及運行維護費	**39,859**	25,330
設備採購	**741,317**	772,932
線路租賃收入	**91,197**	116,973
財務收入/成本,包括:		
一利息收入	**37,994**	32,956
一利息費用	**578,582**	907,117
借入短期銀行借款	**610,000**	7,834,632
借入長期銀行借款	**1,285,000**	4,213,310
償還短期銀行借款	**3,677,661**	7,696,577
償還長期銀行借款	**4,805,377**	8,320,609

(b) 應收及應付其它主要國有企業

包括在未經審核綜合中期資產負債表內不同項目中的與其它主要國有企業的往來餘額列示如下:

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
流動資產		
預付賬款及其它流動資產	**277,117**	160,681
短期銀行存款	**519,714**	282,457
銀行結餘及現金	**7,051,189**	5,191,067
非流動負債		
長期銀行存款	**2,035,740**	7,946,418
流動負債		
應付賬款及預提費用	**424,942**	341,446
短期銀行借款	**2,162,000**	6,431,208
一年內到期的長期銀行借款	**1,886,350**	5,145,190

（單位：除另有説明外，均以人民幣千元為單位）

21. 關聯交易（續）

21.2 境內電信營運商

(a) 境內電信運營商的交易

以下是與境內電信運營商在正常業務下發生的重大交易：

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
網間結算收入	**2,517,077**	1,812,757
網間結算支出	**4,380,137**	3,799,831
線路租賃費收入	**25,947**	35,091
線路租賃支出	**150,551**	290,706

(b) 應收及應付境內電信運營商

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
應收境內電信運營商款		
—應收網間結算收入及線路租賃費收入	**219,295**	139,099
—減：壞賬準備	**—**	(614)
	219,295	138,485
應付境內電信運營商款		
—應付網間結算費用及線路租賃費用	**969,478**	822,006

所有應收或應付境內電信運營商款項均是無擔保，免息並將在一年內償付。

(單位:除另有説明外,均以人民幣千元為單位)

21. 關聯交易(續)

21.1 聯通集團及其子公司(續)

(a) 與聯通集團及其子公司的交易

以下為本集團與聯通集團及其子公司之間進行的重要的經常性關聯交易。本公司董事認為,下述交易是在正常業務中以正常的商業條款進行的。

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
與聯通集團及其子公司的交易:		
網間結算及漫遊收入	**115,675**	110,518
網間結算及漫遊支出	**29,239**	35,510
向新國信支付的移動增值服務費	**180,348**	255,008
支付的客戶服務支出	**333,038**	281,371
向聯通時科及聯通新時訊支付的移動增值服務費	**23,540**	8,480
物業、設備和設施的租賃費	**14,030**	13,790
物業和設施出租收入	**9,554**	9,007
CDMA網絡建設容量相關成本	**84,018**	114,648
出租傳輸線路容量租賃收入	**8,229**	13,410
國際出入口局服務費用	**9,552**	9,801
衛星傳輸頻道支付的租賃費	**—**	7,076
CDMA網絡容量租賃費	**4,066,128**	3,962,591
銷售CDMA手機收入	**42,488**	—
購買各種電話卡	**410,921**	490,517
代辦費	**6,821**	7,946
通信設備代理支出	**10,389**	8,640

(b) 應收及應付聯通集團及其子公司款

應收及應付聯通集團及其子公司款餘額均為無抵押、免息、實時償付,並於正常經營交易過程中產生。

21.關聯交易

聯通集團是由中國政府直接控股的國有企業。中國政府是本公司的最終控股方。除聯通集團外，由中國政府直接或間接控制的國有企業及其子公司被認為是本集團的關聯方。聯通集團和中國政府不發佈用於公共目的的財務報表。

中國政府同時控制著中國境內很大比例的生產性資產和實體。作為零售交易的一部分，本集團提供電信服務，因此可能與其他國有企業的員工有廣泛的交易，包括主要管理人員及其關係緊密的家庭成員。這些交易按適用於所有客戶的商業條款執行。管理層認為與本集團有其他重大交易的其他國有企業包括了中國境內的其他電信運營商、設備供應商、建造商、服務供應商和國有銀行。管理層認為與關聯方相關的有意義的交易信息已充分披露。

本集團的電信業務在很大程度上依賴於電信運營商的公共交換電話網絡和從主要電信運營商租賃的傳輸線路。境內主要電信運營商包括中國電信集團公司及其子公司(「中國電信」)、中國移動通信集團公司及其子公司(「中國移動」)及中國網路通信集團公司及其子公司(「中國網通」)等。這些公司合稱為「境內電信運營商」。

21.1聯通集團及其子公司

於二零零六年六月三十日，重要關聯公司的名稱(並不包括境內電信運營商及其它主要國有企業，其有關信息詳見附註21.2及21.3)和其與本公司的關係如下：

關聯公司名稱	與本公司的關係
中國聯合通信有限公司(「聯通集團」)	最終控股母公司
聯通新時訊通訊有限公司(「聯通新時訊」)	聯通集團子公司
聯通興業科貿有限公司(「聯通興業」)	聯通集團子公司
北京聯通興業科貿有限公司(「北京興業」)	聯通集團子公司
聯通進出口有限公司(「聯通進出口」)	聯通集團子公司
聯通新時空移動通信有限公司(「聯通新時空」)	聯通集團子公司
聯通新國信通信有限公司(「新國信」)	聯通集團子公司
聯通時科(北京)信息技術有限公司(「聯通時科」)	聯通集團合資公司

20. 每股淨利潤

截至二零零六年及二零零五年六月三十日止六個月期間的每股基本盈利是通過將股東應佔利潤除以各期間已發行的普通股加權平均數計算。

截至二零零六年及二零零五年六月三十日止六個月期間的每股攤薄盈利是按照股東應佔利潤除以各期間就所有可能攤薄普通股的影響作出調整後的普通股加權平均數計算。所有可能攤薄股股份是從(i)經修訂後的全球發售股份前的期權計劃;及(ii)經修訂後期權計劃下授予的股份期權而產生。

	未經審核 截至六月三十日止六個月期間 二零零六年			二零零五年		
	股東應佔利潤 人民幣千元	**股數 千股**	**每股金額 人民幣**	股東應佔利潤 人民幣千元	股數 千股	每股金額 人民幣
每股基本盈利	**2,799,398**	**12,579,578**	**0.223**	2,329,040	12,567,705	0.185
股份期權轉換為普通股的影響	**—**	**41,083**		—	62,317	
每股攤薄盈利	**2,799,398**	**12,620,661**	**0.222**	2,329,040	12,630,022	0.184

(單位：除另有説明外，均以人民幣千元為單位)

19. 股份期權計劃(續)

(a) 根據二零零六年二月十五日本公司董事會和獨立非執行董事共同達成的決議，按照經修訂的股份期權計劃分別授予符合資格的員工(包括本公司董事和本集團中高級管理人員)共計167,466,000份期權，其主要條款如下：

(i) 此項期權的授予包括基礎部分和有條件部分。有條件部分的期權可行使的條件將根據本公司及各省分公司於二零零六年度收入及利潤指標的實現情況而定。根據該計劃，於167,466,000份期權中，約有37,762,000份股份期權是在與業績有關的條件下授予的。

(ii) 合計2,840,000份股份期權授予當時本公司在任之執行董事。

(iii) 此項期權的行使價格為每股份港幣6.35元；及

(iv) 期權之生效日及行使期如下：

生效日	行使期	行使比例
二零零八年二月十五日	二零零八年二月十五日至二零一二年二月十四日	50%
二零零九年二月十五日	二零零九年二月十五日至二零一二年二月十四日	50%

本集團所確認的以股份為基礎的僱員酬金是根據授予股份期權當日按Black-Scholes定價模型確定的估計期權公允價值確定。由此，在上述計劃下，於二零零六年授予期權的公允價值為每份港幣2.10元。該模型的主要考慮因素為：授予日股票價格每股港幣6.35元，如上列示的行使價格，39%的預期波動率，約五年的期權預期年限，2%的預期股利分配率及4%的無風險報酬利率。預期波動率是根據近五年每日股票價格的統計分析出的預期股票價格回報的標準偏差確定。截至二零零五年六月三十日止六個月期間，未授予股份期權。

截至二零零六年六月三十日止六個月期間，於給予期內攤銷的以股份為基礎的僱員服務酬金約為人民幣6,840萬元(截至二零零五年六月三十日止六個月期間：人民幣7,456萬元)。

（單位：除另有說明外，均以人民幣千元為單位）

19. 股份期權計劃（續）

於二零零六年六月三十日，未行使期權的信息列示如下：

期權授予日	期權可行使期	行使期權時每股支付價格	於二零零六年六月三十日未行使股份期權份數	於二零零五年十二月三十一日未行使股份期權份數
根據全球發售前股份期權計劃授予份數：				
二零零零年六月二十二日	二零零二年六月二十二日至二零一零年六月二十一日	港幣15.42元	**24,178,000**	24,309,600
根據股份期權計劃授予份數：				
二零零一年六月三十日	二零零一年六月三十日至二零一零年六月二十二日	港幣15.42元	**6,508,000**	6,508,000
二零零二年七月十日	二零零三年七月十日至二零零八年七月九日	港幣6.18元	**23,592,400**	25,012,800
二零零三年五月二十一日	二零零四年五月二十一日至二零零九年五月二十日	港幣4.30元	**82,703,600**	91,381,600
二零零三年五月三十日	二零零四年五月二十一日至二零零九年五月二十日	港幣4.66元	**212,000**	212,000
二零零四年七月二十日	二零零五年七月二十日至二零一零年七月十九日	港幣5.92元	**106,636,000**	109,524,000
二零零四年十二月二十一日	二零零五年十二月二十一日至二零一零年十二月二十日	港幣6.20元	**654,000**	654,000
二零零六年二月十五日(a)	二零零八年二月十五至二零一二年二月十四日	港幣6.35元	**166,684,000**	—
			411,168,000	257,602,000

(單位:除另有説明外,均以人民幣千元為單位)

19. 股份期權計劃

於二零零零年六月一日,本公司採納了一份股份期權計劃(「股份期權計劃」)和一份以固定價格擬定的全球發售前股份期權計劃(「全球發售前股份期權計劃」),向符合資格的員工授予股份期權,此等期權計劃的條款已於二零零二年五月十三日按照《香港聯合交易所有限公司證券上市規則》第十七章的規定作有關修訂。

未行使的股票期權數目的變動及有關加權平均行使價列示如下:

	未經審核			
	截至六月三十日止六個月期間			
	二零零六年		二零零五年	
	平均行使價 每股港元	股票期權 份數	平均行使價 每股港元	股票期權 份數
年初餘額	**6.51**	**257,602,000**	6.45	274,063,400
授予	**6.35**	**167,466,000**	—	—
取消	**6.73**	**(2,060,000)**	6.93	(4,554,200)
行使	**4.76**	**(11,840,000)**	4.46	(6,191,200)
期末餘額	**6.49**	**411,168,000**	6.48	263,318,000

於二零零六年六月三十日止六個月期間,員工股份期權行使導致普通股股數增加11,840,000股(截至二零零五年六月三十日止六個月期間:6,191,200股),相應收到的現金約為人民幣5,821萬元(截至二零零五年六月三十日止六個月期間:人民幣2,960萬元)。

於二零零六年六月三十日,在411,168,000份未行使的股票期權中(二零零五年十二月三十一日:257,602,000份股票期權),181,649,960份可予行使(二零零五年十二月三十一日:162,981,160份股票期權),其加權平均行使價格為港幣6.85元(二零零五年十二月三十一日:港幣7.12元)。

(單位：除另有説明外，均以人民幣千元為單位)

17. 按性質分類的費用(續)

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
人工成本：		
一工資及薪酬	**2,570,302**	2,019,470
一固定供款退休金	**173,906**	163,663
一補充退休金	**78,498**	27,081
一貨幣住房補貼	**32,066**	10,663
一住房公積金	**168,095**	118,251
一其它住房福利	**228,604**	207,069
一以股份為基礎的僱員服務酬金(附註19)	**68,396**	74,564
人工成本合計	**3,319,867**	2,620,761
財務費用：		
一利息支出	**475,986**	669,633
一滙兑淨(收益)／損失	**(71,428)**	2,990
一銀行手續費	**20,969**	15,967
財務費用合計	**425,527**	688,590

18. 股息

於二零零六年五月十二日的股東年會上，本公司經股東批准後宣派二零零五年度的末期股息每普通股人民幣0.11元，合計共約人民幣1,384,146,000元(二零零四年度：約人民幣1,256,924,000元)，並反映在截至二零零六年六月三十日止六個月期間的利潤分配中。於二零零六年六月三十日，除應派發給聯通BVI的股息人民幣7.25億元外，其他股息均已派發。於二零零六年六月三十日期後，本公司已付清所有應付聯通BVI的股息。

(單位:除另有說明外,均以人民幣千元為單位)

17.按性質分類的費用

按性質分類的費用分析如下:

	附註	未經審計 截至六月三十日止六個月期間 二零零六年	 二零零五年
折舊:			
一融資租賃資產		**117,941**	73,507
一其它固定資產		**10,719,516**	9,669,441
折舊合計	5	**10,837,457**	9,742,948
其它資產的攤銷	6(c)	**219,037**	229,066
		11,056,494	9,972,014
開通移動服務直接相關成本的攤銷	6(a)	**883,795**	740,789
獲取CDMA合約用戶成本的攤銷	6(b)	**2,391,425**	3,123,647
計提壞賬準備:			
一GSM業務		**497,209**	446,070
一CDMA業務		**267,856**	260,970
一數據與互聯網業務		**61,468**	78,031
一長途業務		**21,499**	25,637
壞賬準備合計	9	**848,032**	810,708
(沖回)/計提存貨變現損失		**(19,082)**	50,758
存貨成本		**2,406,466**	1,805,895
經營性租賃費用:			
一線路租賃		**335,021**	461,878
一CDMA網絡容量租賃		**4,066,128**	3,962,591
一租賃土地		**16,492**	22,703
一其它租賃費用		**737,710**	587,249
經營性租賃合計		**5,155,351**	5,034,421
其它費用:			
一修理及維護費		**1,506,562**	1,296,642
一差旅、招待及會議費		**575,128**	563,941
一水電費		**1,214,789**	964,928
一辦公費		**331,631**	391,393

(單位:除另有說明外,均以人民幣千元為單位)

14. 短期債券

於二零零五年七月十九日,聯通運營公司在中國銀行間債券市場分別發行了兩批短期債券。第一批發行總額為人民幣90億元,期限365天。第二批發行總額為人民幣10億元,期限180天,並已於2006年1月結算。此外,於二零零六年三月,聯通運營公司發行了另一批總額為10億元人民幣,期限365天的短期債券。上述短期債券於二零零六年六月三十日的實際年利率為3.04%。

15. 短期銀行借款

於二零零六年六月三十日止六個月期間,人民幣短期銀行借款年利率範圍為4.50%至5.27%(截至二零零五年六月三十日止六個月期間:4.54%至5.02%)。

於二零零六年六月三十日,約有人民幣10億元(二零零五年十二月三十一日:人民幣10億元)的短期借款獲取自中國境內一家投資公司。該借款由中國境內的一家商業銀行提供擔保,主要用於本集團日常運營資本。本公司需向該商業銀行為此項擔保支付約人民幣200萬元。此借款的借款期限為一年,年利率約為4.30%。

16. 收入(營業額)

本集團的收入主要包括通話費、月租費,網間結算、出租電路收入、增值服務收入、銷售通信產品收入等。資費標準受有關政府機構監管,包括國家發展和改革委員會、信息產業部和有關省級物價管理局。

截至二零零六年六月三十日止六個月期間,收入中已扣除了營業稅及營業稅附加約人民幣11.61億元(截至二零零五年六月三十日止六個月期間:人民幣10.81億元)。

(單位：除另有説明外，均以人民幣千元為單位)

12. 長期銀行借款(續)

(a) 於二零零六年六月三十日，約有人民幣3億元(二零零五年十二月三十一日：人民幣7.55億元)的長期銀行借款由借入該等長期銀行借款的相關分公司的移動業務未來將產生的服務收入作抵押。

(b) 於二零零三年九月二十六日，本公司與13家金融機構達成7億美元的長期銀團借款。該借款由三部分組成：(i)三年期的2億美元借款；(ii)五年期的3億美元借款；(iii)七年期的2億美元借款，其年利率分別為倫敦銀行美元同業拆借利率加0.28%，0.35%和0.44%。於二零零三年十月，本公司與聯通運營公司簽訂再借款合同，並將上述借款以類似條款轉借予聯通運營公司，用作聯通運營公司的網絡建設。

此外，於二零零四年二月二十五日，聯通運營公司與多家金融機構達成5億美元的長期銀團借款，此部分借款用作聯通運營公司的運營資本及網絡建設。借款期限為三年，年利率為倫敦銀行美元同業拆借利率加0.40%。

13. 應付賬款及預提費用

	附註	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
應付工程款及設備款		**13,305,811**	11,156,462
預提費用		**2,615,318**	1,835,353
應付通訊產品供貨商款		**1,095,454**	1,372,853
用戶押金		**1,673,338**	1,456,601
應付維修費		**1,138,567**	542,540
應付工資及福利費		**849,518**	464,372
應付服務供應商／內容供應商款		**963,188**	716,180
預提用戶積分費用準備		**546,535**	337,414
其它	(a)	**795,080**	644,853
		22,982,809	18,526,628

(a) 其它包括各種預提的住房公積金及其它政府税費等。

應付賬款及預提費用的賬齡如下：

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
六個月以內	**13,931,254**	11,260,366
六個月至一年	**5,076,180**	4,766,400
一年以上	**3,975,375**	2,499,862
	22,982,809	18,526,628

（單位：除另有說明外，均以人民幣千元為單位）

12. 長期銀行借款

	借款利率及最終到期日	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
人民幣銀行借款	固定年利率為3.60%至5.58%（截至二零零五年六月三十日止六個月期間：3.60%至5.58%），至二零一零年到期（二零零五年十二月三十一日：至二零一零年到期）(a)		
一抵押		**300,000**	755,000
一無抵押		**3,622,090**	6,687,468
		3,922,090	7,442,468
美元銀行借款	浮動年利率為倫敦銀行美元同業拆借利率加0.28%至0.44%（截至二零零五年六月三十日止六個月期間：0.28%至0.44%），至二零一零年到期（二零零五年十二月三十一日：至二零一零年到期）(b)	**9,594,720**	9,684,240
小計		**13,516,810**	17,126,708
減：一年內到期的部分		**(7,483,270)**	(5,145,190)
		6,033,540	11,981,518

長期銀行借款的還款計劃如下：

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
到期金額：		
一不超過一年	**7,483,270**	5,145,190
一超過一年但不超過兩年	**1,430,440**	9,639,408
一超過兩年但不超過五年	**4,603,100**	2,342,110
	13,516,810	17,126,708
減：分類為流動負債部分	**(7,483,270)**	(5,145,190)
	6,033,540	11,981,518

11. 股本

	未經審核 二零零六年 六月三十日 港幣千元	經審核 二零零五年 十二月三十一日 港幣千元
已授權股本： 30,000,000,000股每股面值港幣0.1元的普通股	**3,000,000**	3,000,000

	股數 千股	普通股， 每股面值 港幣0.1元 港幣千元	普通股等額 人民幣千元	股本溢價 人民幣千元	合計 人民幣千元
二零零五年一月一日	12,563,492	1,256,349	1,332,487	52,546,294	53,878,781
僱員股份期權計劃 －行使股份期權而 發行的股份 (附註19)	6,191	619	657	28,939	29,596
二零零五年六月三十日	12,569,683	1,256,968	1,333,144	52,575,233	53,908,377
二零零六年一月一日	**12,574,265**	**1,257,426**	**1,333,621**	**52,601,014**	**53,934,635**
僱員股份期權計劃 －行使股份期權而 發行的股份 (附註19)	**11,840**	**1,184**	**1,225**	**66,113**	**67,338**
二零零六年六月三十日	**12,586,105**	**1,258,610**	**1,334,846**	**52,667,127**	**54,001,973**

已授權普通股總數為300億股(二零零五年十二月三十一日：300億股)，每股面值為港幣0.1元(二零零五年十二月三十一日：港幣0.1元)，所有發行股份已實際支付。

(單位：除另有說明外，均以人民幣千元為單位)

9. 應收賬款，淨值(續)

壞賬準備分析如下：

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
期初餘額	**3,088,551**	3,933,507
本期計提	**848,032**	810,708
本期沖銷	**(1,510,838)**	(1,506,970)
期末餘額	**2,425,745**	3,237,245

10. 預付賬款及其它流動資產

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
預付租金	**310,828**	322,243
押金及預付款	**914,637**	973,698
員工備用金	**236,527**	163,838
遞延獲取CDMA合約用戶成本(附註6(b))	**380,751**	527,577
其它	**245,352**	355,111
	2,088,095	2,342,467

預付賬款及其它流動資產賬齡分析如下：

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
一年以內	**2,036,359**	2,249,097
一年以上	**51,736**	93,370
	2,088,095	2,342,467

（單位：除另有說明外，均以人民幣千元為單位）

8. 存貨

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
手機	**1,287,169**	1,121,288
電話卡	**584,218**	592,490
其它	**323,455**	394,034
	2,194,842	2,107,812

9. 應收賬款，淨值

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
應收GSM業務收入	**3,343,704**	4,021,887
應收CDMA業務收入	**2,386,539**	2,648,504
應收數據及互聯網業務收入	**453,419**	522,579
應收長途業務收入	**381,959**	444,010
小計	**6,565,621**	7,636,980
減：GSM業務壞賬準備	**(1,388,847)**	(1,821,057)
CDMA業務壞賬準備	**(766,106)**	(954,185)
數據及互聯網業務壞賬準備	**(201,463)**	(229,598)
長途業務壞賬準備	**(69,329)**	(83,711)
	4,139,876	4,548,429

應收賬款賬齡分析如下：

	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
信用期內	**2,779,959**	2,884,068
超過信用期至三個月	**1,085,788**	1,062,895
三個月至一年	**1,568,241**	1,636,529
一年以上	**1,131,633**	2,053,488
	6,565,621	7,636,980

本集團的信用期一般為自賬單之日起平均30天。

由於本集團擁有大量的客戶，故與服務有關的應收賬款並無集中的個人用戶信貸風險。

（單位：除另有説明外，均以人民幣千元為單位）

7. 所得稅（續）

(f) 截至二零零六年及二零零五年六月三十日止六個月期間，聯通運營公司的一些省級和地市分公司經相關税務機關批准在中國大陸按30%、15%或10%的優惠税率繳納所得税，其餘省分公司統一按照33%的税率繳納所得税。

中國法定企業所得税税率與實際税率之間差異調節如下：

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
按中國法定税率33%	**33.0%**	33.0%
非税前列支之支出	**1.9%**	1.5%
非應納所得税額		
一入網費	**(1.1%)**	(1.3%)
一利息收入	**(0.1%)**	(0.1%)
税率優惠之影響	**(2.6%)**	(1.8%)
實際所得税率	**31.1%**	31.3%

淨遞延所得税資產／負債變動如下：

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
抵銷後的淨遞延所得税資產：		
一期初餘額	**335,234**	468,774
一貸記損益表的遞延所得税	**301,181**	305,824
一期末餘額	**636,415**	774,598
不可抵銷的遞延所得税負債：		
一期初餘額	**(5,613)**	(3,262)
一貸（借）記損益表的遞延所得税	**382**	(2,165)
一期末餘額	**(5,231)**	(5,427)

（單位：除另有說明外，均以人民幣千元為單位）

7. 所得稅

所得稅的提取如下：

	未經審計	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
本期企業所得稅	**1,566,414**	1,365,355
遞延所得稅	**(301,563)**	(303,659)
	1,264,851	1,061,696

(a) 截至二零零六年及二零零五年六月三十日止六個月期間，本公司並無任何需繳交香港所得稅之利潤。

(b) 聯通國際通信有限公司（「聯通國際」，本公司的子公司），採用17.5%的稅率計提香港所得稅。截至二零零六年六月三十日止六個月期間，聯通國際需繳交之所得稅約為人民幣316萬元（截至二零零五年六月三十日止六個月期間：人民幣33萬元）。

(c) 中國聯通（澳門）有限公司（「聯通澳門」，本公司的子公司），採用3%至12%的累進稅率計提其在澳門的所得稅。截至二零零六年及二零零五年六月三十日止六個月期間，由於聯通澳門並無需課稅之利潤，因此並無澳門所得稅之稅項負債。

(d) 截至二零零五年六月三十日止六個月期間，中國聯通有限公司（「聯通運營公司」）和聯通新世界通信有限公司（「聯通新世界」）獲相關稅務機關批准分別作為兩個整體被核定為納稅人，並按外商投資企業所得稅法，在北京統一繳納所得稅（該等稅項源自於其位於中國大陸的各分公司）。

於二零零五年九月，聯通新世界併入聯通運營公司並依法註銷。故此，截至二零零六年六月三十日止六個月期間，聯通運營公司與聯通新世界獲相關稅務機關批准作為一個整體被核定為納稅人，並按外商投資企業所得稅規定，在北京合併繳稅。

(e) 截至二零零六年六月三十日止六個月期間，聯通華盛通信技術有限公司（「聯通華盛」，聯通運營公司的子公司）及其分支機構，在中國大陸適用的企業所得稅率均為33%。聯通華盛及其分支機構的分別於其機構所在地向稅務機關繳納企業所得稅。

(單位：除另有說明外，均以人民幣千元為單位)

5. 固定資產(續)

本集團的房屋建築物於二零零零年三月三十一日由香港獨立註冊資產評估師按重置成本法或公開的市場價值進行評估。評估的增值約為人民幣1.77億元。截至二零零六年六月三十日止六個月期間，由於此評估增值而增加的折舊約為人民幣440萬元(截至二零零五年六月三十日止六個月期間：人民幣440萬元)。於二零零六年六月三十日，房屋建築物若以歷史成本值減除累計折舊列示，其淨值約為人民幣159.01億元(二零零五年十二月三十一日：人民幣140.61億元)。本公司董事認為，於二零零六年六月三十日，以上房屋建築物的公允價值與賬面價值並沒有重大差異。

通過融資租賃的通信設備是指無線公話設備。於二零零六年六月三十日，通過融資租賃的無線公話設備的帳面淨值約為人民幣2.49億元(二零零五年十二月三十一日：人民幣3.54億元)。

截至二零零六年六月三十日止六個月期間，本集團確認處置固定資產的損失約為人民幣6,378萬元(截至二零零五年六月三十日止六個月期間：收益約為人民幣144萬元)。

6. 其它資產

	附註	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
遞延直接相關成本	(a)	**2,811,995**	3,191,853
遞延獲取CDMA合約用戶成本	(b)	**1,522,835**	2,416,224
購買軟件	(c)	**333,024**	276,803
預付租賃費及租線成本		**859,846**	858,661
租賃土地預付租金		**807,646**	696,913
其它	(c)	**262,289**	378,129
		6,597,635	7,818,583

(a) 截至二零零六年六月三十日止六個月期間，為開通GSM及CDMA服務直接相關成本攤銷計入銷售費用，金額約為人民幣8.84億元(截至二零零五年六月三十日止六個月期間：人民幣7.41億元)(附註17)。

(b) 截至二零零六年六月三十日止六個月期間，為獲取CDMA合約用戶成本的當期攤銷金額約人民幣23.91億元(截至二零零五年六月三十日止六個月期間：人民幣31.24億元)(附註17)，已記錄於銷售費用科目。於二零零六年六月三十日，尚未攤銷的獲取CDMA合約用戶成本帳面淨值約人民幣19.04億元(二零零五年十二月三十一日：人民幣29.44億元)，包括合同期超過一年的記錄於「其它資產」項目下的約人民幣15.23億元(二零零五年十二月三十一日：人民幣24.16億元)和合同期低於一年的記錄於「預付賬款及其它流動資產」項目下的約人民幣3.81億元(二零零五年十二月三十一日：人民幣5.28億元)(附註10)。

(c) 截至二零零六年六月三十日止六個月期間，包括在折舊及攤銷中的其他資產中的軟件及其他項目攤銷額約為人民幣2.19億元(截至二零零五年六月三十日止六個月期間：人民幣2.29億元)(附註17)。

(單位:除另有說明外,均以人民幣千元為單位)

4. 分部資料(續)

4.2 地區分部

本集團主要服務用戶皆在中國大陸。在本集團來自外部客戶的收入中,除中國外,並無其它地區收入相等於或超過本集團總收入的10%。

此外,雖然本集團總部設在香港,由於本集團在中國大陸經營業務,故本集團大部分非流動性資產(包括固定資產和其它資產)都在中國大陸。截至二零零六年及二零零五年六月三十日止六個月期間,本集團資本性支出主要用於獲取在中國大陸的資產。本集團於中國大陸以外的資產及業務比例少於10%。因此,並不需要披露地區分部的信息。

5. 固定資產

	未經審核 截至六月三十日止六個月期間						
	二零零六年						二零零五年
	房屋建築物	通信設備	辦公設備、傢具及其它	租入固定資產改良	在建工程	合計	合計
成本或評估值:							
期初餘額	17,809,350	144,752,704	8,370,669	1,120,171	18,826,688	190,879,582	173,835,655
本期增加	207,105	21,161	209,580	190,024	8,034,250	8,662,120	7,414,377
在建工程轉入	1,919,236	12,552,025	607,652	—	(15,078,913)	—	—
報廢處置	(502)	(1,199,180)	(97,862)	(134,884)	—	(1,432,428)	(96,413)
期末餘額	19,935,189	156,126,710	9,090,039	1,175,311	11,782,025	198,109,274	181,153,619
其中:							
原值	17,564,416	156,126,710	9,090,039	1,175,311	11,782,025	195,738,501	178,782,846
評估值	2,370,773	—	—	—	—	2,370,773	2,370,773
	19,935,189	156,126,710	9,090,039	1,175,311	11,782,025	198,109,274	181,153,619
累計折舊和減值準備:							
期初餘額	3,621,527	66,942,910	3,502,469	741,937	14,307	74,823,150	55,343,535
本期計提折舊	290,056	9,699,885	736,203	111,313	—	10,837,457	9,742,948
報廢處置	(176)	(1,133,759)	(85,535)	(134,884)	—	(1,354,354)	(66,080)
期末餘額	3,911,407	75,509,036	4,153,137	718,366	14,307	84,306,253	65,020,403
賬面淨值:							
期末餘額	16,023,782	80,617,674	4,936,902	456,945	11,767,718	113,803,021	116,133,216
期初餘額	14,187,823	77,809,794	4,868,200	378,234	18,812,381	116,056,432	118,492,120

截至二零零六年六月三十日止六個月期間,約人民幣2.24億元(截至二零零五年六月三十日止六個月期間:人民幣3.32億元)的資本化利息計入在建工程。

(單位：除另有說明外，均以人民幣千元為單位)

4. 分部資料(續)

4.1 業務分部(續)

未經審核
截至二零零五年六月三十日止六個月期間

	GSM業務	CDMA業務	數據及互聯網業務	長途業務	不作分攤項目	抵銷分錄	合計
收入(營業額)							
通話費	16,245,846	8,592,933	1,356,607	350,493	—		26,545,879
月租費	3,395,816	2,492,193	—	—	—		5,888,009
網間結算收入	1,579,674	649,846	56,200	252,081	—		2,537,801
出租電路收入	—	—	181,418	242,401	—		423,819
增值服務收入	3,555,350	1,815,824	—	—	—		5,371,174
其它收入	859,411	225,112	5,292	709	—		1,090,524
服務收入合計	25,636,097	13,775,908	1,599,517	845,684	—		41,857,206
銷售通信產品收入	1,234	1,377,783	6,579	1,121	—		1,386,717
從外部顧客取得的收入	25,637,331	15,153,691	1,606,096	846,805	—		43,243,923
公司內部專業間的收入	—	—	1,233,782	631,642	—	(1,865,424)	—
收入合計	25,637,331	15,153,691	2,839,878	1,478,447	—	(1,865,424)	43,243,923
線路與網絡容量租賃	(147,110)	(4,023,891)	(217,407)	(36,061)	—		(4,424,469)
網間結算支出	(3,443,806)	(1,658,688)	(332,825)	(528,870)	—	1,865,424	(4,098,765)
折舊與攤銷	(8,492,612)	(281,616)	(916,333)	(280,637)	(816)		(9,972,014)
人工成本	(1,565,916)	(586,438)	(229,967)	(147,971)	(90,469)		(2,620,761)
銷售費用	(3,630,471)	(6,051,806)	(723,562)	(184,459)	—		(10,590,298)
管理費用及其它	(3,854,436)	(1,262,160)	(436,181)	(135,794)	(15,930)		(5,704,501)
通信產品銷售成本	(38,170)	(1,751,871)	(15,665)	(189)	—		(1,805,895)
財務費用	(623,665)	(23,788)	(5,107)	(31,420)	(96,560)	91,950	(688,590)
利息收入	27,182	2,118	922	1,844	99,973	(91,950)	40,089
淨其它收入(支出)	13,586	2,328	(355)	(107)	(3,435)		12,017
所得稅前分部利潤(虧損)	3,881,913	(482,121)	(36,602)	134,783	(107,237)		3,390,736
所得稅							(1,061,696)
本期盈利							2,329,040
應佔：							
本公司權益持有人							2,329,040
少數股東權益							—
							2,329,040
其它信息：							
計提的壞賬準備	446,070	260,970	78,031	25,637	—		810,708
分部資本性支出(a)	2,975,127	—	913,547	733,291	2,461,316		7,083,281

經審核
二零零五年十二月三十一日

	GSM業務	CDMA業務	數據及互聯網業務	長途業務	不作分攤項目	抵銷分錄	合計
分部資產合計	107,723,037	4,087,906	7,518,912	17,794,349	55,667,580	(50,161,795)	142,629,989
分部負債合計	45,706,440	5,620,722	2,519,018	4,973,134	7,523,596		66,342,910

(a) 列示於不作分攤項目下的分部資本性支出代表受益於各專業的通用設備的購買支出。

(單位:除另有說明外,均以人民幣千元為單位)

4. 分部資料(續)

4.1 業務分部

	未經審核 截至二零零六年六月三十日止六個月期間						
	GSM業務	CDMA業務	數據及互聯網業務	長途業務	不作分攤項目	抵銷分錄	合計
收入(營業額)							
通話費	16,992,109	7,576,717	858,069	49,416	—		25,476,311
月租費	3,748,042	2,592,903	—	—	—		6,340,945
網間結算收入	2,268,184	797,133	41,240	201,991	—		3,308,548
出租電路收入	—	—	234,852	247,389	—		482,241
增值服務收入	5,485,477	2,518,453	—	—	—		8,003,930
其它收入	866,883	251,920	11,353	1,852	—		1,132,008
服務收入合計	29,360,695	13,737,126	1,145,514	500,648	—		44,743,983
銷售通信產品收入	4,096	2,018,926	7,002	12	—		2,030,036
從外部顧客取得的收入	29,364,791	15,756,052	1,152,516	500,660	—		46,774,019
公司內部專業間的收入	—	—	1,507,975	759,628	—	(2,267,603)	—
收入合計	29,364,791	15,756,052	2,660,491	1,260,288	—	(2,267,603)	46,774,019
線路與網絡容量租賃	(113,194)	(4,106,360)	(146,495)	(35,100)	—		(4,401,149)
網間結算支出	(4,459,072)	(1,712,973)	(235,635)	(431,381)	—	2,267,603	(4,571,458)
折舊與攤銷	(9,185,954)	(331,709)	(1,166,743)	(371,799)	(289)		(11,056,494)
人工成本	(2,122,820)	(726,756)	(244,300)	(138,336)	(87,655)		(3,319,867)
銷售費用	(4,788,429)	(4,905,287)	(348,196)	(118,604)	(36)		(10,160,552)
管理費用及其它	(4,564,071)	(1,364,944)	(378,778)	(104,752)	(11,966)		(6,424,511)
通信產品銷售成本	(95,453)	(2,293,807)	(17,114)	(92)	—		(2,406,466)
財務費用	(327,878)	(22,882)	(15,604)	(30,102)	(175,603)	146,542	(425,527)
利息收入	33,860	2,372	3,885	483	159,475	(146,542)	53,533
淨其它收入(支出)	7,732	989	(454)	(4,010)	15		4,272
所得稅前分部利潤(虧損)	3,749,512	294,695	111,057	26,595	(116,059)		4,065,800
所得稅							(1,264,851)
本期盈利							2,800,949
應佔:							
本公司權益持有人							2,799,398
少數股東權益							1,551
							2,800,949
其它信息:							
計提的壞賬準備	497,209	267,856	61,468	21,499	—		848,032
分部資本性支出(a)	4,252,313	—	1,393,184	673,913	2,342,710		8,662,120

	未經審核 於二零零六年六月三十日						
	GSM業務	CDMA業務	數據及互聯網業務	長途業務	不作分攤項目	抵銷分錄	合計
分部資產合計	104,668,530	4,923,846	8,520,463	16,867,124	56,412,551	(50,161,795)	141,230,719
分部負債合計	44,704,928	6,050,417	2,924,030	3,981,349	5,739,504		63,400,228

3. 會計政策(續)

- 香港(國際財務報告詮釋委員會)－詮釋第6號，「參與特殊市場－電氣及電子設備廢料－產生的負債」，自二零零五年十二月一日或以後開始的會計年度生效，該項詮釋不適用於本集團。

4. 分部資料

本集團根據為中國用戶提供不同種類電信業務分為四個業務分部。本集團的主要業務分部分為：

- GSM業務－提供GSM電話及相關業務；

- CDMA業務－通過租用聯通新時空移動通信有限公司(「聯通新時空」)的CDMA網路容量提供CDMA電話及相關業務；

- 數據及互聯網業務－提供國內、國際數據傳輸、互聯網及相關業務；及

- 長途業務－提供國內、國際長途電話及相關業務。

本集團以各個業務分部的稅前利潤或虧損作為業務分部效益的主要考核指標。不作分攤的費用項目主要指集團總部開支和所得稅，而不作分攤收入為不可分攤至各分部的利息收入。

3. 會計政策

編製此等未經審核簡明綜合中期財務報告採用之會計政策與二零零五年的年度財務報表所採用之會計政策一致。

下列新會計準則/經修訂的會計準則和詮釋於二零零六年十二月三十一日止的會計年度生效:

- 修訂的香港會計準則第19號,修訂了「精算盈虧,集體界定福利計劃和披露」,自二零零六年一月一日或以後開始的會計年度生效。該項修訂不適用於本集團;
- 修訂的香港會計準則第39號,修訂了「公允價值選擇權」,自二零零六年一月一日或以後開始的會計年度生效。本集團已按照修訂的準則要求把金融工具公允價值的變動計入損益;
- 修訂的香港會計準則第21號,修訂了「海外業務的淨投資」,自二零零六年一月一日或以後開始的會計年度生效,該項修訂不適用於本集團;
- 修訂的香港會計準則第39號,修訂了「預測集團間交易的現金流量對沖會計處理」,自二零零六年一月一日或以後開始的會計年度生效,該項修訂不適用於本集團;
- 修訂的香港會計準則第39號與香港財務報告準則第4號,修訂了「財務擔保合同」,自二零零六年一月一日或以後開始的會計年度生效,該項修訂不適用於本集團;
- 香港財務報告準則第6號,「礦產資源的開採與評估」,自二零零六年一月一日或以後開始的會計年度生效,該項準則不適用於本集團;
- 香港財務報告準則詮釋第4號,「釐定一項安排中是否包含租賃」,自二零零六年一月一日或以後開始的會計年度生效。該項詮釋對本集團已確認的成本費用不會產生重大的影響;
- 香港財務報告準則詮釋第5號,「對拆卸、復原及環境修復基金權益的權利」,自二零零六年一月一日或以後開始的會計年度生效,該項詮釋預計不會對本集團經營成果和財務狀況產生重大影響;

1. 公司架構及主要業務

中國聯通股份有限公司（「本公司」）是於二零零零年二月八日在中華人民共和國（「中國」）香港特別行政區（「香港」）註冊成立的。本公司主營業務為投資控股，本公司的子公司主要在中國提供GSM和CDMA移動電話、長途、數據及互聯網業務。GSM和CDMA業務以下合稱「移動業務」。本公司及其子公司以下簡稱為「本集團」。公司註冊地址是香港中環皇后大道中99號中環中心75層。

本公司的股份於二零零零年六月二十二日在香港聯合交易所有限公司上市，其托存股份於二零零零年六月二十一日在紐約證券交易所上市。

中國聯通(BVI)有限公司（「聯通BVI」）是本公司的直接控股公司，而聯通BVI是被中國聯合通信股份有限公司（一家於二零零一年十二月三十一日在中國成立的股份有限公司，其A股於二零零二年十月九日在上海證券交易所掛牌上市）控股持有。中國聯合通信股份有限公司則被中國聯合通信有限公司（一家於中國成立的國有企業，以下簡稱「聯通集團」）控股持有。本公司董事認為聯通集團是本公司的最終控股公司。

2. 編製基準

本未經審核的截至二零零六年六月三十日止六個月期間的簡明綜合中期財務報告乃按照香港會計師公會頒布的香港會計準則第34號「中期財務報告」編製。本未經審核的截至二零零六年六月三十日及二零零五年六月三十日止六個月期間的簡明綜合中期財務報告未經核數師審核，而截至二零零五年十二月三十一日止年度的財務報表摘自本集團二零零五年年報內經審核的財務報告。編製此等未經審核簡明綜合中期財務報告採用之會計政策與二零零五年年度的財務報表一致。本未經審核簡明綜合中期財務報告應當結合本集團二零零五年年度財務報表一併閱讀。本集團的金融風險管理（包括信貸風險，流動性風險，現金流和公允價值利率風險及外滙風險）政策亦載列於二零零五年的年度報告內。

於二零零六年六月三十日，本集團的流動負債超出流動資產約人民幣374億元（二零零五年十二月三十一日：人民幣356億元），其原因主要是由於使用短期債券來償還長期銀行借款。考慮到可得到的融資方式及從經營活動中持續取得的淨現金流入，本集團有足夠的資金以滿足營運資金和償債所需。因此，本集團截至二零零六年六月三十日止六個月期間之未經審核簡明綜合中期財務報告乃按持續經營基礎編製。

未經審核簡明綜合中期現金流量表

截至二零零六年六月三十日止六個月期間
（單位：人民幣千元）

	未經審核	
	截至六月三十日止六個月期間	
	二零零六年	二零零五年
經營活動所產生的淨現金流入	**18,631,302**	14,984,997
投資活動所支付的淨現金	**(7,418,638)**	(8,514,598)
融資活動所支付的淨現金	**(8,930,749)**	(4,664,322)
現金及現金等價物淨增加	**2,281,915**	1,806,077
現金及現金等價物，期初餘額	**5,471,576**	4,629,553
現金及現金等價物，期末餘額	**7,753,491**	6,435,630
現金及現金等價物分析：		
現金結餘	**4,848**	7,182
銀行結餘	**7,748,643**	6,428,448
	7,753,491	6,435,630

第14頁至第41頁附註為本未經審核簡明綜合中期財務報告的一部份。

（單位：人民幣千元）

	未經審核								
	本公司權益持有人應佔權益								
	普通股本	股本溢價	以股份為基礎的僱員酬金儲備	評估儲備	儲備基金	留存收益	合計	少數股東權益	總權益
於二零零五年一月一日餘額	1,332,487	52,546,294	110,664	176,853	1,971,778	16,311,590	72,449,666	—	72,449,666
本期盈利	—	—	—	—	—	2,329,040	2,329,040	—	2,329,040
僱員股份期權計劃：									
－僱員服務價值（附註17）	—	—	74,564	—	—	—	74,564	—	74,564
－期權行使的確認（附註11及19）	657	28,939	—	—	—	—	29,596	—	29,596
二零零四年股息（附註18）	—	—	—	—	—	(1,256,924)	(1,256,924)	—	(1,256,924)
於二零零五年六月三十日餘額	1,333,144	52,575,233	185,228	176,853	1,971,778	17,383,706	73,625,942	—	73,625,942
於二零零六年一月一日餘額	1,333,621	52,601,014	215,361	176,853	2,435,117	19,522,379	76,284,345	2,734	76,287,079
本期盈利	—	—	—	—	—	2,799,398	2,799,398	1,551	2,800,949
僱員股份期權計劃：									
－僱員服務價值（附註17）	—	—	68,396	—	—	—	68,396	—	68,396
－期權行使的確認（附註11及19）	1,225	66,113	(9,125)	—	—	—	58,213	—	58,213
二零零五年股息（附註18）	—	—	—	—	—	(1,384,146)	(1,384,146)	—	(1,384,146)
於二零零六年六月三十日餘額	1,334,846	52,667,127	274,632	176,853	2,435,117	20,937,631	77,826,206	4,285	77,830,491

第14頁至第41頁附註為本未經審核簡明綜合中期財務報告的一部份。

未經審核簡明綜合中期損益表

截至二零零六年六月三十日止六個月期間
(單位：人民幣千元，每股數除外)

		未經審核	
		截至六月三十日止六個月期間	
	附註	二零零六年	二零零五年
收入(營業額)			
GSM業務收入	4, 16, 21	**29,360,695**	25,636,097
CDMA業務收入	4, 16, 21	**13,737,126**	13,775,908
數據及互聯網業務收入	4, 16, 21	**1,145,514**	1,599,517
長途業務收入	4, 16, 21	**500,648**	845,684
服務收入合計		**44,743,983**	41,857,206
銷售通信產品收入	4, 16, 21	**2,030,036**	1,386,717
收入合計	4, 16, 21	**46,774,019**	43,243,923
線路與網路容量租賃	17, 21	**(4,401,149)**	(4,424,469)
網間結算成本	21	**(4,571,458)**	(4,098,765)
折舊及攤銷	17	**(11,056,494)**	(9,972,014)
人工成本	17	**(3,319,867)**	(2,620,761)
銷售費用	17, 21	**(10,160,552)**	(10,590,298)
管理費用及其它	17, 21	**(6,424,511)**	(5,704,501)
銷售通信產品成本	17, 21	**(2,406,466)**	(1,805,895)
財務費用	17, 21	**(425,527)**	(688,590)
利息收入	21	**53,533**	40,089
淨其它收入		**4,272**	12,017
稅前利潤		**4,065,800**	3,390,736
所得稅	7	**(1,264,851)**	(1,061,696)
本期盈利		**2,800,949**	2,329,040
應佔：			
本公司權益持有人		**2,799,398**	2,329,040
少數股東權益		**1,551**	—
		2,800,949	2,329,040
每股淨利潤－基本(人民幣元)	20	**0.223**	0.185
每股淨利潤－攤薄(人民幣元)	20	**0.222**	0.184

第14頁至第41頁附註為本未經審核簡明綜合中期財務報告的一部份。

（單位：人民幣千元）

	附註	**未經審核 二零零六年 六月三十日**	經審核 二零零五年 十二月三十一日
負債			
非流動負債			
長期銀行借款	12	**6,033,540**	11,981,518
融資租賃負債		**26,113**	145,367
遞延所得稅負債	7	**5,231**	5,613
遞延收入		**2,890,026**	3,348,232
		8,954,910	15,480,730
流動負債			
應付賬款及預提費用	13	**22,982,809**	18,526,628
應交稅金	7	**1,317,971**	1,016,128
應付境內運營商款	21.2	**969,478**	822,006
應付聯通集團款	21.1	**8,074**	38,094
應付關聯公司款	21.1	**192,307**	116,621
短期債券	14	**9,974,750**	9,865,900
短期銀行借款	15	**2,235,000**	7,024,358
一年內到期的長期銀行借款	12	**7,483,270**	5,145,190
一年內到期的融資租賃負債		**281,739**	420,631
預收賬款		**8,275,301**	7,886,624
應付股利	18	**724,619**	—
		54,445,318	50,862,180
總負債		**63,400,228**	66,342,910
總權益及負債		**141,230,719**	42,629,989
淨流動負債		**(37,395,653)**	(35,586,423)
總資產減流動負債		**86,785,401**	91,767,809

第14頁至第41頁附註為本未經審核簡明綜合中期財務報告的一部份。

未經審核簡明綜合中期資產負債表

二零零六年六月三十日
(單位：人民幣千元)

	附註	未經審核 二零零六年 六月三十日	經審核 二零零五年 十二月三十一日
資產			
非流動資產			
固定資產	5	**113,803,021**	116,056,432
商譽		**3,143,983**	3,143,983
其它資產	6	**6,597,635**	7,818,583
遞延所得税資產	7	**636,415**	335,234
		124,181,054	127,354,232
流動資產			
存貨	8	**2,194,842**	2,107,812
應收賬款，淨值	9	**4,139,876**	4,548,429
預付賬款及其它流動資產	10	**2,088,095**	2,342,467
應收境內運營商款	21.2	**219,295**	138,485
應收關聯公司款	21.1	**134,352**	384,531
短期銀行存款		**519,714**	282,457
現金及現金等價物		**7,753,491**	5,471,576
		17,049,665	15,275,757
總資產		**141,230,719**	142,629,989
權益			
本公司權益持有人應佔有資本及儲備			
股本	11	**1,334,846**	1,333,621
股本溢價	11	**52,667,127**	52,601,014
儲備		**2,886,602**	2,827,331
留存收益			
一擬派2005年末期股息	18	**—**	1,383,169
一其它		**20,937,631**	18,139,210
		77,826,206	76,284,345
少數股東權益		**4,285**	2,734
總權益		**77,830,491**	76,287,079

3. 長途、數據及互聯網業務

二零零六年上半年，本公司加大長途、數據及互聯網業務結構調整力度，堅持效益為先，理性應對市場競爭，通過清理整頓無效益流量，提高了單位資源收益水平。

二零零六年上半年，國際國內長途電話去話時長達到120.7億分鐘，比上年同期下降6.8%，其中PSTN長途電話去話時長達到53.4億分鐘，比上年同期下降3.6%；IP電話去話時長達到67.3億分鐘，比上年同期下降9.1%。接續國際及港澳臺來話為12.4億分鐘，比上年同期下降7.5%。

截至二零零六年六月三十日止，電路出租業務累計出租帶寬共計5.3萬個等效2Mbps，異步轉換模式(ATM)和幀中繼(FR)數據承載業務出租帶寬達到7,739個等效2Mbps。「寶視通」寬帶視訊業務用戶累計達到43.0萬戶。互聯網寬帶用戶數達到135.4萬戶。

二、業務狀況概述

1. 移動通信業務

截至二零零六年六月三十日止，本公司移動電話用戶總數達到13,508.7萬戶，比二零零五年底淨增729.3萬戶，在本公司服務地區的累計用戶市場佔有率為32.1%。

截至二零零六年六月三十日止，GSM移動電話用戶數比上年末淨增了548.0萬戶，總數達到10,055.2萬戶。GSM業務平均每月每用戶通話分鐘數(MOU)為230.7分鐘，比上年同期的195.0分鐘上升35.7分鐘，平均每用戶每月收入(ARPU)為人民幣50.0元，比上年同期的人民幣49.1元上升人民幣0.9元。上半年GSM用戶月均離網率為2.68%。

截至二零零六年六月三十日止，CDMA移動電話用戶數比上年末淨增了181.2萬戶，總數達到3,453.4萬戶。CDMA業務平均每月每用戶通話分鐘數(MOU)為272.8分鐘，比上年同期的280.8分鐘下降8.0分鐘，平均每用戶每月收入(ARPU)為人民幣68.1元，比上年同期的人民幣78.1元下降人民幣10.0元。上半年CDMA用戶月均離網率為1.49%。

2. 移動增值業務

短信業務繼續快速增長。二零零六年上半年，本公司短信使用量達到357.2億條，比上年同期增長41.1%，其中GSM短信業務使用量達到273.8億條，比上年同期增長了50.5%；CDMA短信業務使用量達到83.4億條，比上年同期增長了17.1%。

炫鈴業務發展迅速。二零零六年上半年，炫鈴用戶累計淨增1,002.8萬戶，總數達到3,197.7萬戶，其中GSM業務炫鈴用戶達到2,510.5萬戶，CDMA業務炫鈴用戶達到687.2萬戶。

CDMA 1X無線數據業務發展勢頭良好。截至二零零六年六月三十日止，CDMA 1X無線數據業務用戶達到1,786.8萬戶，佔CDMA用戶總數的比例由上年底的46.0%上升到51.7%。

二零零六年上半年，移動增值業務總收入達到人民幣80.0億元，比上年同期增長49.0%，移動增值業務收入佔移動服務收入比重為18.6%。

二零零六年上半年，本公司積極推進發展模式轉型，強化市場導向，加強內控建設，加快有效發展，各項業務保持平穩、健康發展。

一、財務狀況概述

二零零六年上半年，本公司收入保持穩定增長，實現收入人民幣467.7億元，比上年同期增長8.2%，其中服務收入人民幣447.4億元，比上年同期增長6.9%。GSM移動通信業務服務收入為人民幣293.6億元，CDMA移動通信業務服務收入為人民幣137.4億元，長途、數據和互聯網業務服務收入為人民幣16.4億元。

二零零六年上半年共發生成本人民幣427億元，比上年同期增長7.2%，低於收入增長幅度。

上半年公司實現稅前利潤人民幣40.7億元，比上年同期增長19.9%，其中，GSM移動通信業務稅前利潤為人民幣37.5億元；CDMA移動通信業務稅前利潤為人民幣2.9億元；長途、數據和互聯網業務稅前利潤為人民幣1.4億元。本公司上半年實現本期盈利人民幣28.0億元，比上年同期增長20.2%。上半年每股盈利達到人民幣0.223元。

二零零六年上半年EBITDA為人民幣154.9億元，比上年同期增長10.7%，EBITDA率為33.1%，比上年同期提高了0.7個百分點，其中GSM移動通信業務EBITDA率為45.0%。上半年公司的資本開支為人民幣86.6億元，自由現金流進一步提升至人民幣99.7億元。

截至二零零六年六月底，資產負債率由年初的46.5%下降為44.9%，債務資本率由年初的31.2%下降至25.1%，資產負債結構進一步改善。

下半年，公司將繼續堅持理性、務實、積極的發展策略，推動業務有效發展。GSM業務將堅持增量與存量並重的原則，系統開展客戶維繫與挽留，實現收入與效益的合理增長。CDMA業務要著力做好終端供應和渠道調控工作，加快業務拓展，確保盈利持續改善。加快 GPRS 在全國主要城市的升級工作，並積極發展 CDMA 1X 的行業應用業務。長途數據和互聯網業務將繼續調整產品結構，大力發展數據及固網增值業務，提高創收創效能力。同時，公司將進一步開展品牌營銷，提升營銷水平；繼續推進內控建設與基礎管理，提高管理水平。

最後，我謹代表董事會衷心感謝股東和社會各界對公司的大力支持，以及全體員工的辛勤工作。



常小兵

董事長兼首席執行官

香港，二零零六年八月二十四日

全面強化品牌營銷策略。公司的品牌標誌於3月全面更新為以紅色為基調，在以「中國聯通」為總品牌的框架下，確立了「世界風」、「新勢力」、「如意通」和「新時空」四大客戶品牌，以及「聯通無限」、「聯通商務」和「聯通10010」的業務和服務品牌；按品牌組合資源，加強產品、資費、渠道和終端的整合，整體營銷能力得到提升。同時，建立分級服務體系，落實服務制度流程，服務質量得到改善。

提升整體管理水平。通過加強內控管理，實施業務流程和風險控制措施，規範經營活動；加強基礎工作，嚴格計劃投資和工程建設管理；落實預算目標、完善財務管理體制；落實面向市場的組織架構調整，提高運營效率。

積極開展國際合作。公司於6月與韓國SK電訊訂立了戰略聯盟框架協議，並於7月向SK電訊發行10億美元可換股債券。雙方議定在CDMA終端、增值業務、市場營銷、增值業務平台、IT基礎設施、網絡六個領域開展合作。公司在澳門之全資子公司於8月獲得了澳門特區CDMA2000 1X系統之運營牌照，獲准經營當地流動電信業務。

首六個月公司業務收入穩定增長。營業收入為人民幣467.7億元，比去年同期增長8.2%。其中，服務收入為人民幣447.4億元，比去年同期增長6.9%。在服務收入中，GSM業務收入為人民幣293.6億元；CDMA業務收入為人民幣137.4億元；長途數據及互聯網業務收入為人民幣16.4億元。

首六個月公司稅前利潤為人民幣40.7億元，比去年同期增長19.9%。GSM業務的稅前利潤為人民幣37.5億元，CDMA業務的稅前利潤為人民幣2.9億元。本期盈利達到人民幣28.0億元，比去年同期增長20.2%，每股盈利為人民幣0.223元。EBITDA[1]進一步提高，為人民幣154.9億元；EBITDA率為33.1%，較去年同期提高了0.7個百分點。公司自由現金流[2]為人民幣99.7億元。

堅持有效發展。公司堅持移動業務數量與質量、發展與維繫並重，提高有效發展率。上半年，GSM用戶繼續增長，CDMA業務取得盈利，長途數據及互聯網業務盈利狀況得到改善。截至2006年6月30日止，移動電話用戶總數達到13,508.7萬戶，上半年共淨增729.3萬戶；GSM業務收入比去年同期增長14.5%；長途數據及互聯網業務的EBITDA率較去年同期提高了13.1個百分點。

增值業務收入增長強勁。公司注重細分市場，有針對性地重組產品、推廣業務，與華納音樂等公司展開跨行業的業務合作，並規範增值業務運營及合作管理，上半年移動增值業務的收入比去年同期增長49.0%，移動增值服務收入佔移動業務服務收入的比重上升至18.6%。

註1： EBITDA反映了在扣除利息收入、財務費用、淨其他收入、所得稅、折舊及攤銷和少數股東權益前的本期盈利。

註2： 自由現金流反映為經營活動所產生的淨現金流入減資本開支。



2006年上半年，公司繼續推進發展模式轉型，加大市場開拓力度，優化資本開支結構，不斷改善整體盈利能力，加強內控管理，積極開展國際合作，取得了穩健的運營及財務表現。

目錄





[illegible]有限公司

China unicom 中国联通

中國聯通股份有限公司

根據公司條例在香港註冊成立的有限責任公司

[让一切自由连通]

二零零六年中期報告

股票編號：0762

